2/18


05005871

82- SUBMISSIONS FACING SHEET



MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Q. Gold Resources Ltd

*CURRENT ADDRESS


PROCESSED
FEB 18 2005
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4931 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DAT : 2/18/05

82-4931


SEC MAIL PROCESSING
RECEIVED
JAN 19 2005
213
WASH. D.C.
SECTION



Q-Gold Resources Ltd

~~Solana Petroleum Corp.~~

Consolidated Financial Statements

December 31, 2003

ARLS
12-31-03

CONTENTS

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheet of **SOLANA PETROLEUM CORP.** as at **DECEMBER 31, 2003**, and the consolidated statements of income, deficit and cash flow for the year then ended. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2003 and the results of its operations and cash flow for the year then ended in accordance with Canadian generally accepted accounting principles.

The comparative fiscal year, December 31, 2002, was audited by another firm of Chartered Accountants, in which an unqualified opinion was given.

"DNTW, LLP"
CHARTERED ACCOUNTANTS

Calgary, Canada
October 8, 2004

Solana Petroleum Corp.
Consolidated Balance Sheets
As at December 31, 2003 and 2002

	2003	2002
Assets		
Current assets		
Funds held in trust	$ -	$ 7,108
Cash and term deposits	8,547	10,708
Accounts receivable (note3)	4,698	3,877
Prepaid expenses	-	774
Deposits on petroleum and natural gas properties (note 4)	-	2,062,373
Current portion of amounts receivable from directors and officers (note 3)	7,888	4,685
	21,133	2,089,525
Property, plant and equipment (note 5)	1,318	15,910
Amounts receivable from directors and officers (note 3)	153,462	106,720
	175,913	2,212,155
Liabilities		
Current liabilities		
Accounts payable	93,118	106,330
Interest payable on loans	3,470	-
Loans payable (note 6)	129,411	-
Share subscriptions repayable (note 7)	29,650	2,336,090
	255,649	2,442,420
Due to California Syndicate (note 8)	476,573	641,711
	732,222	3,084,131
Shareholders' Deficit		
Share capital (note 7)	5,051,051	5,357,367
Deficit	(5,607,360)	(6,229,343)
	(556,309)	(871,976)
	$ 175,913	$ 2,212,155

Going concern (note 1)

Approved by the Board of Directors

"William F. Mudon" Director "J. Bruce Carruthers II" Director

Solana Petroleum Corp.

Consolidated Statement of Operations and Deficit

For the years ended December 31, 2003 and 2002

	2003	2002
Income		
Interest income	$ 2,759	$ 1,290
Expenses		
Accounting and audit	44,238	43,902
Amortization	565	3,282
Compliance agency fees	20,811	22,325
Consulting fees	-	61,246
Hexagon Gold mining properties (note 9 and 10)	99,492	
Interest	6,858	-
Legal fees	43,924	37,409
Management fees (note 10)	30,000	30,000
Office	55,537	45,532
Other	13,879	9,935
Professional geological services	31,715	-
Promotion and investor relations	2,199	-
Travel	21,999	6,784
	371,217	260,415
Loss before foreign exchange and gain on sale of oil and natural gas properties	(368,458)	(259,125)
Foreign exchange gain	174,816	43,300
Gain on withdrawal from syndicate (note 8)	48,465	
Gain on sale of oil and natural gas properties (note 9)	767,160	-
Net income (loss) for the year (note 11)	621,983	(215,825)
Deficit – Beginning of year	(6,229,343)	(6,013,518)
Deficit – End of year	(5,607,360)	(6,229,343)
Basic and diluted income (loss) per share	$ 0.04	$ (0.01)

Solana Petroleum Corp.

Consolidated Statement of Cash Flow

For the years ended December 31, 2003 and 2002

	2003	2002
Cash provided by (used in)		
Operating activities		
Net income (loss) for the year	$ 621,983	$ (215,825)
Items not requiring cash		
Amortization of capital assets	565	3,282
Unrealized foreign exchange gain	(116,673)	(5,283)
Gain on withdrawal from California Syndicate	(48,465)	
Gain on sale of oil and natural gas properties	(767,160)	-
	(309,750)	(217,826)
Changes in non-cash operating working capital (note 12)	(9,789)	64,627
	(319,539)	(153,199)
Investing activities		
Purchase of capital assets	-	(16,502)
Deposits on petroleum and natural gas properties	-	(2,062,373
Proceeds on sale of petroleum and natural gas properties	2,843,560	-
Amounts receivable from directors and officers	(49,945)	(111,405)
	2,793,615	(2,190,280)
Financing activities		
Note receivable sale of petroleum and natural gas properties	(225,000)	-
Repayment of note receivable sale of petroleum and natural gas properties	225,000	-
Proceeds from short term loans	129,411	-
Redemption of share capital	(306,316)	-
Share subscriptions repayable	(2,306,440)	2,336,090
	(2,483,345)	2,336,090
Decrease in cash	(9,269)	(7,389)
Cash – Beginning of year	17,816	25,205
Cash – End of year*	$ 8,547	$ 17,816

* Cash is represented by funds held in trust and cash and term deposits.

Cash interest received was $ nil (2002 – $1,290).

1 GOING CONCERN

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements.

At December 31, 2003 the company had accumulated losses amounting to $5,607,360. The ability of the company to continue as a going concern is dependent upon additional equity financing to meet working capital requirements and the successful completion of its restructuring as more fully described in note 9.

2 SIGNIFICANT ACCOUNTING PRINCIPLES

Incorporation

Solana Petroleum Corp. was incorporated under the Business Corporations Act (Alberta) on March 25, 1998. The private company restrictions were removed by Certificate of Amendment dated April 6, 1998.

Consolidation

These consolidated financial statements include the accounts of the company and its wholly owned Cayman Islands subsidiary, Solana Petroleum Holdings Limited and its wholly owned Cayman Islands subsidiary, Solana Petroleum Exploration (Colombia) Limited and its wholly owned United States subsidiaries, Solana Petroleum California, Inc., Solana Eastern Gas, Inc. and Solana Energy Group Inc.

Petroleum and natural gas properties

The company follows the full cost method of accounting for its petroleum and natural gas operations, whereby all costs of exploration for and development of petroleum and natural gas reserves are capitalized. Costs include lease acquisitions, geological and geophysical expenses, overhead directly related to exploration and development activities and costs of drilling both productive and non-productive wells. Proceeds from the sale of properties are applied against capitalized costs, without any gain or loss being recognized, unless such sale would significantly alter the rate of depletion.

Depletion of exploration and development costs and amortization of production equipment is provided for on a unit-of-production method based upon estimated proved petroleum and natural gas reserves.

The carrying value of petroleum and natural gas properties and production equipment, net of recorded future income taxes and future site restoration and abandonment costs, is compared quarterly to the estimated undiscounted value of future net cash flows from proved oil and gas reserves, based on current prices and costs, and estimated fair value of unproved properties, less estimated future general and administrative expenses, financing costs and income taxes. Should this ceiling test indicate an excess carrying value, the excess is charged against earnings as additional depletion and depreciation.

2 SIGNIFICANT ACCOUNTING PRINCIPLES continued

Joint operations

Substantially all of the company's petroleum and natural gas operations are conducted jointly with others. These financial statements reflect only the company's proportionate interest in such activities.

Property, plant and equipment

Property, plant and equipment are stated at cost and are amortized over their estimated useful lives using the declining balance method at an annual rate of 30%.

Mineral properties

Exploration costs and mineral properties maintenance costs incurred to the date of establishing that a property has reserves, which have the potential of being economically recoverable, are charged against earnings. Further costs are deferred once economically recoverable reserves have been determined and, upon reaching commercial production, amortized over periods not exceeding the life of the producing mine and property.

Future income taxes

The company follows the liability method of accounting for the tax effect of temporary differences between the carrying amount in the financial statements of the company's assets and liabilities and their carrying amount for income tax purposes. Temporary differences arise when the realization of an asset or the settlement of a liability would give rise to either an increase or decrease in the company's income taxes payable for the year or later period. Future income tax liabilities or income tax recoveries are recorded at the income tax rates which are expected to apply when the future tax asset or liability is settled or realized. Valuation allowances are established when necessary to reduce future income tax assets to the amount expected to be realized.

Earnings per share

In 2001, the company retroactively adopted the Canadian Institute of Chartered Accountants earnings per share standard. The new standard relates to the computation, presentation and disclosure of per share amounts. Under the new standard, the treasury stock method is used instead of the imputed earnings method to determine the dilutive effect of stock options and warrants. Effectively, only "in the money" stock options and warrants impact the diluted calculations. Adoption of the new standard has no effect on the resulting diluted earnings per share amounts for 2003 and 2002.

Basic earnings per share are calculated by dividing the weighted average number of the aggregate outstanding shares during the period into net earnings attributable to the shareholders. Weighted average number of shares outstanding for 2003 were 17,486,085 (2002 – 20,289,055). Diluted weighted average shares outstanding for 2003 were 17,486,058 (2002 – 20,289,055).

2 SIGNIFICANT ACCOUNTING PRINCIPLES continued

Stock options

Stock based compensation of directors, officers and employees is recorded in accordance with the fair value based method. The consideration paid by holders of the options upon exercise is credited to share capital.

Financial instruments

The company's financial instruments at December 31, 2003 and 2002 are comprised of cash, deposits, accounts receivable, accounts payable, loans payable and accrued liabilities. The fair value of these financial instruments approximates their carrying values.

Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

3 AMOUNTS RECEIVABLE FROM DIRECTORS AND OFFICERS

Amounts previously paid to directors and officers were determined to be in excess of amounts allowable as a result of the company's shares being designated as inactive for trading purposes on September 25, 2001. These amounts were considered repayable to the company. On March 1, 2003, the company received promissory notes from Hexagon Resources, Inc., of which Solana President and Chief Executive Officer J. Bruce Carruthers II is a director, officer and shareholder and Vice President Eric A. Gavin in the amount of $105,028 and $16,447 respectively. The promissory notes have an interest rate of 3% and are due March 1, 2008.

Unpaid promissory note 2003 interest and principal of $4,698 was paid to the company on September 8, 2004.

Monthly interest and principal promissory note payments due for the period January to October 2004 subsequent to the year end of $ 9,500 were paid to the company on October 7 and 8, 2004.

New 2003 excess amounts of $41,003 advanced to one officer and director were cleared with February to September 2004 monthly expense report submissions incurred on behalf of the company, totalling $42,679.

4 COLOMBIAN OPERATIONS

In prior years, the company purchased a 38.125% participating interest in an oilfield exploration program ("Tapir") in Colombia, South America which had received Colombian Government approval.

On October 31, 1999, the company entered into an agreement to purchase an additional 11.875% participating interest in the Tapir exploration program. Under the terms of this agreement, the company was to be

4 COLOMBIAN OPERATIONS continued

responsible for 11.875% of the costs and expenses of joint operations attributable to this interest effective from August 1, 1999. The purchase price was to be satisfied by the company issuing 3,000,000 common shares to the vendor on closing and the purchase was conditional upon receiving final approval by the Colombian Government entities.

Final approval was not received from the Colombian Government entities, the common shares were not issued and the agreement to purchase the additional 11.875% was abandoned.

On December 1, 2000, the company entered into a settlement agreement and mutual release whereby they assigned their 38.125% interest in the Tapir exploration program to various parties. In exchange for their interest, the assignees assumed all unpaid liabilities relating to development of the 38.125% interest in the Tapir exploration program. As the company has disposed of its Tapir interest, capitalized costs related thereto were charged to operations in fiscal 2000.

On June 15, 1998, Solana Petroleum Exploration (Colombia) Limited ("Exploration") executed an Option Agreement whereby Exploration may elect to farm-in to obtain a 50% working interest in an oilfield exploration program ("Caño Caranal") in Colombia, South America. Under the terms of the agreement, Exploration made a non-refundable option payment of US $25,000 on June 17, 1998. On August 31, 1998, Exploration exercised its option and entered into a Farmout Exploration Agreement to obtain the 50% working interest in Caño Caranal, by incurring exploration expenditures of US $1,080,000, of which approximately US $320,000 has been expended, or the cost of completing a fifty kilometre seismic survey of the project, whichever is less. On August 31, 1998 Exploration entered into a Joint Operating Agreement regarding Caño Caranal. The agreement requires that Exploration contribute 50% of direct exploration costs plus interest charges calculated at 2% - 5% of annual expenditures with a minimum of $10,000 per month. The company has also entered into a Technical and Administrative Services Agreement related to Caño Caranal effective June 15, 1998. Participation in Caño Caranal is subject to approval by Colombian Government entities. Due to the social conditions, fulfilment of the commitment had been postponed by mutual consent of the parties to the agreement, including the Colombian Government entities.

During the 2000 fiscal year, Exploration did not contribute their share of overhead costs related to these agreements. As a result, Exploration no longer has any interest in this property and the capitalized costs relating to this property (approximately $480,000) were charged to operations in fiscal 2000.

On October 4, 2002, Exploration executed a Sales and Purchase Agreement (the "Purchase") with Petrobras Colombia Limited, a subsidiary of the Brazilian state oil company ("Petrobras"), to purchase 90% of Petrobras' Participating Interest in the Magangue Association Contract, which includes the Guepajé Natural Gas Field (the "Gas Field") located in the Lower Magdalena Basin of Northwestern Colombia. The company made refundable deposits totalling US$1,169,250 to Petrobras as specified under the terms of the Purchase and US$95,000 to the Columbian government for taxes related to the purchase. Additional funds totalling US$41,380 were used to purchase equipment related to the Gas Field. The closing of the Gas Field purchase (including transfer of ownership to the company) was subject to the approval of ECOPETROL, the Colombian state oil company, which, as of December 31, 2002, had not been received. Therefore, as of the December 31, 2002 year-end, the company did not have title, operatorship or cash flow from the Gas Field.

5 PROPERTY, PLANT AND EQUIPMENT

			2003	2002
	Cost $	Accumulated amortization $	Net $	Net $
Office equipment	626	479	147	4,032
Computer equipment	6,334	5,163	1,171	11,878
	6,960	5,642	1,318	15,910

6 LOANS PAYABLE

Loans payable consist of the following:

Working Capital loans payable to various individuals, interest at 12 % per annum, principal of $39,412 is due November 17, 2004.

Hexagon Gold (Ontario) Ltd. Work Program loans payable to various individuals, interest at 12% per annum, various principal amounts of $90,000 are due between November 22 to 28, 2004.

Subject to regulatory approval, at each lender's sole election, each loan can be converted into a private placement of common shares of Q-Gold Resources Ltd. (Q-Gold), a new corporation to be formed as the result of a reverse take over of Solana Petroleum Corp. by Hexagon Gold (Ontario) Ltd. (the Transaction) on the following basis:

As soon as possible, upon the conclusion of the Transaction, each loan unit shall be either redeemed or converted into common shares of Q-Gold at $0.20 per share. Such share shall have one half purchase warrant attached. One whole warrant shall entitle the holder to purchase one additional Q-Gold share at $0.30 within twenty four months.

Prior to conversion of the loan units into Q-Gold common shares and purchase warrants under the private placement, each lender will be provided with a subscription agreement by Q-Gold, which then will govern the lender's future participation in the private placement.

7 SHARE CAPITAL

Authorized
Unlimited number of first preferred shares
Unlimited number of second preferred shares
Unlimited number of common shares

The first and second preferred shares may each be issued in one or more series and the directors are authorized to fix, before issuance, the number of shares in and the designation, rights, privileges, restrictions and conditions attaching to the shares of each series.

Issued and outstanding

	Number of shares	Amount $
Balance	20,289,055	5,990,418
Share issue costs	-	(633,051)
Balance as at December 31, 2002	20,289,055	5,357,367
Redeemed	(3,063,155)	(306,316)
Balance as at December 31, 2003	17,225,900	5,051,051

On April 20, 2001, the company entered into an agreement to issue, through a private placement, 3,083,155 units at $0.10 per unit. Each unit consisted of one common share and one half warrant. A full warrant would allow the investor to purchase an additional common share at $0.15 per share within six months. 3,063,155 of the units issued were purchased by a director of the company and have been cancelled as a result of the sale of the Columbian oil and natural gas properties on January 31, 2003 (see note 9)

As a result of two private placements during 2002, the company received $2,336,090. The private placements were not approved by the TSX Venture Exchange and the company agreed to refund the amounts received. The Company issued promissory notes payable on January 31, 2003 to the shareholders. The promissory notes have an interest rate of 6% and are due on demand. The promissory notes have been assumed by the purchasers of the Columbian oil and natural gas properties on January 31, 2003 (see note 9) except for three subscribers who were issued new promissory notes totalling $29,650 with an interest rate of 7%. The principal and interest payable on these new promissory notes can be applied to future financings, if so desired.

7 SHARE CAPITAL continued

Stock options

The company has established a stock option plan for the benefit of directors, officers and employees of the company. At December 31, 2003 150,000 (2002 – 571,340) options had been granted under the following terms:

Number of shares	Option price $	Expiry date
421,340	0.50	October 22, 2003
150,000	0.17	September 22, 2005

None of the options can be exercised as a result of the company's shares being designated as inactive for trading purposes on September 25, 2001 and no stock based compensation has been recorded in the accounts.

8 UNITED STATES OPERATIONS

On September 8, 1999, the company made a non-refundable option payment of US $100,000 to acquire a 100% working interest in the drilling of a "deep gas well" (the "Well") on a 40 acre tract of land, controlled by the optionor, in Kern County, California, USA. Subsequent thereto, the company formed the Solana California Gas Exploration Syndicate through which 75% of the working interest was sold to various parties at varying amounts for total receipts of US $1,212,500, based upon the terms of a Syndication Proposal (the "Proposal"). In connection with the Proposal:

a) The company was holding "in trust" US $400,000 of such fees at December 31, 1999, which was to be refunded to the participants if the Syndicate determined not to proceed with drilling the Well. This amount included US $100,000 refundable to the company as a Syndicate member. The US $400,000 was refunded to the participants in April 2000 as the Syndicate elected not to proceed with drilling the well.

b) The remaining US $812,500 received in 1999 represents non-refundable Participation Fees. As a consequence of not drilling the well, 50% of the total participation fees were to be applied proportionately to each participant's account for other exploratory prospects in California, as agreed to be undertaken by the Syndicate. One member of the Syndicate has withdrawn ($48,465 – US $37,500) The balance of the fees were available for the company's own purposes. To date no other exploratory prospects in California have been identified. Consequently, the balance of $476,573 (US $368,750) remains as long-term unsecured accounts payable to the participants.

9 RESTRUCTURING TRANSACTIONS

Divestiture of Colombian interests

As part of its restructuring, effective January 31, 2003, the company has divested its entire interest in its Cayman Island subsidiary Solana Petroleum Exploration (Colombia) Limited ("Solana Exploration") to a group of private offshore investors including two former directors, S. Keith Hewitt and Stephen Newton (the "Colombian Divestiture"). Solana Exploration held all of the company's petroleum assets outside North America including the company's rights to a pending acquisition of 90% of Petrobras' participating interest in the Guepajé natural gas field in the Magdalena Basin of the Republic of Colombia. Under the terms of the sale agreement, the purchasers made future cash payments totalling $225,000 to Solana, assumed existing debt of the company in the amount of $2,612,755 associated with the pending Guepajé gas field purchase and assumed all of Solana Exploration's other debts and obligations. In addition, 3,063,155 of the company's Common Shares and 1,531,577 share purchase warrants were returned to treasury for cancellation.

Agreement to acquire Ontario mining interests

On April 18, 2003, the company executed an Option Agreement with Hexagon Gold (Ontario) Ltd. ("Hexagon Gold"), a privately owned Ontario corporation, in a related party transaction, to acquire all of Hexagon Gold's mining interests in over 274 square kilometers of leases, claims and options in Northwestern Ontario near Mine Centre, in the Kenora and Thunder Bay Mining Divisions (the "Mining Properties'), including both the historic Foley and Golden Star gold mines, which together produced over 16,000 ounces of gold in the 1890's

On November 30, 2003, the corporation exercised its option to acquire rights to 640 acres of Crown Mining Leases comprising the Foley Mine Complex, by making a $ 2,500 cash payment, agreeing to issue 250,000 Q-Gold shares to the property owners and granting them a Net Smelter Return (NSR) of two percent (2.0%) on all metals production from the property. The transaction is subject to the approval of the TSX Venture Exchange new NEX Board. The Foley mine produced a total of 5,267 "officially recorded" ounces of gold in the 1890's and the 1930's.

9 RESTRUCTURING TRANSACTIONS continued

Agreement to acquire Ontario mining interests continued

Under the terms of the Hexagon Gold agreement, Solana will acquire the Mining Properties through the issuance of 5,000,000 post-consolidation common shares to Hexagon Gold at a deemed price of $0.20 per share. Based on the fair market value of Solana's current stock price of $0.01, the transaction is valued at $50,000. The issuance of these shares is subject to shareholder approval of the transaction and a consolidation of the company's common shares on a basis to be determined, but not to exceed 1 new share for 9 old shares. The shareholders approved these transactions at a shareholder's meeting held on December 23, 2003. Hexagon Gold is a private company based in Fort Frances, Ontario and beneficially owned by J. Bruce Carruthers II and John A. Bolen, two current directors of Solana. The acquisition of the Mining Properties and issuance of these shares is subject to TSX Venture Exchange Inc. regulatory approval and a successful concurrent private placement financing of $400,000.

Divestiture of United States interests

On September 12, 2003, the company sold all of the shares of its wholly owned subsidiary Solana Energy Group Inc.(SEG)(incorporated under the laws of the State of Nevada) to Solana Petroleum Exploration (Columbia) (incorporated under the laws of the Cayman Islands and now owned by a group of private offshore investors) for cash US $5,000. SEG had no material assets or liabilities.

10 RELATED PARTY TRANSACTIONS

The company has entered into agreements whereby one officer was paid approximately $30,000 (2002 – $30,000) for consulting and management fees.

Another officer has been paid fees which are repayable to the company as disclosed in note 3 of these financial statements.

The company has loaned $70,000 to Hexagon Gold (Ontario) Ltd. (Hexagon Gold) with an interest rate of 6% per annum. All accrued interest and principal is due and payable on or before May15, 2005. The funds loaned to Hexagon Gold were for the purpose of maintaining the gold claims and leases (the Properties) and initiating and conducting exploration operations on the Properties in conjunction with the proposed reverse take over of Solana by Hexagon Gold. The $70,000 expenditure has been classified as mining properties expense as per the company's accounting policy. Upon final TSX Venture Exchange Inc. approval of the reverse take over and the emergence of Q-Gold Resources Ltd. as the listed survivor company, which will in turn own the properties, this promissory note will be forgiven as of the reverse take over date. If the reverse take over does not proceed, the promissory note will be due and payable as specified.

11 INCOME TAXES

Canadian non capital losses and capital losses cannot be utilized or carried forward under change of control income tax rules such as when a reverse take over transaction occurs.

For income tax purposes, the company has Canadian non capital tax losses carried forward of approximately $ 968,000 which can be used to reduce future years' taxable incomes. The losses expire as follows:

2005	$ 103,000
2007	245,000
2008	188,000
2009	256,000
2010 and thereafter	176,000

In addition, the company will be able to claim share issue costs of $506,000 against future years' Canadian taxable incomes.

In addition the company has Canadian capital losses of $4,653,000 incurred from loan losses which will be able to be claimed against future years' capital gains.

The provision for income taxes varies from the amount that would be computed by applying the expected tax rate to losses for the year. The expected tax rate used was 34.6% (2002 - 36.74%). The principal reasons for the differences are as follows:

	2003	**2002**
	$	**$**
Statutory income tax rate	34.6%	36.74%
Expected tax recovery	60,896	94,054
Tax benefit of losses not recognized	(60,896)	(94,054)
	-	-

Future income tax asset components consist of the following:

	2003	**2002**
	$	**$**
Benefit of share issue costs not recognized	175,076	185,904
Benefit of non capital loss carry forwards	334,928	290,980
Benefit of capital losses not recognized	804,969	854,756
Valuation allowance	(1,314,973)	(1,331,640)
	-	-

There is no income tax effect to be recognized for the years ending December 31, 2003 and 2002

12 CHANGE IN NON OPERATING WORKING CAPITAL

	2003	2002
Decrease (increase) in current assets		
Accounts receivable	$ (821)	$ 385
Prepaid expenses	774	9,307
Increase (decrease) in current liabilities		
Accounts payable	(13,212)	54,935
Interest payable on loans	3,470	-
	$ (9,789)	$ 64,627

13 SUBSEQUENT EVENTS

Change of name

As part of its restructuring, the Corporation changed its name on January 21, 2004 to **Q-Gold Resources Ltd.**

Agreement to extinguish long term debt

The Corporation announced on June 30, 2004 that it had reached an agreement with debt holders comprising the five remaining members of the Solana California Gas Exploration Syndicate to exchange US $ 368,750 in long term Solana debt for 255,000 shares of Q-Gold Resources Ltd., which when effected, will extinguish all of the Corporation's long term debt. Pending the receipt of final executed settlement and release documents that have been sent to all Syndicate participants, Solana will apply to the NEX (a new and separate board of the TSX Venture Exchange for in actives) for approval of the shares for debt transaction.

Q-GOLD RESOURCES LTD.

[Formerly Solana Petroleum Corp.]

FORM 51-102 F1

ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

DATED NOVEMBER 29, 2004

FOR THE PERIOD JANUARY 1, 2003 – DECEMBER 31, 2003

GENERAL

The following Management's Discussion and Analysis should be read in conjunction with the Audited Consolidated Financial Statements for the year ended December 31, 2003 of Solana Petroleum Corp. ("Solana") and the notes thereto. For the purposes of this Form 51-102 F1, "Annual Management Discussion and Analysis", the Company is also defined as a "Venture Issuer".

Solana's name, as approved by shareholders on December 22, 2003, was changed to "Q-Gold Resources Ltd." ("Q-Gold"), effective January 21, 2004.

In this document, any reference to "Solana", "Q-Gold" or the "Corporation" shall mean Solana Petroleum Corp., or its successor, Q-Gold Resources Ltd.

SHARE LISTING STATUS - INACTIVE ISSUER

The write-off of the majority of Solana's petroleum assets from its balance sheet required by its Auditors at the end of 2000 caused the Corporation to fall out of compliance with Tier 2 requirements as set out by the Exchange. Therefore, the Canadian Venture Exchange (now the TSX Venture Exchange (the "Exchange")) designated the Corporation an "Inactive Issuer" in accordance with Policy 2.6 on September 25, 2001.

Effective August 18th, 2003, the Corporation's shares were transferred to the NEX, a new and separate board of the Exchange. As a result, the Corporation is subject to restrictions on share issuance and certain types of payments as set out in NEX Policies as long as it remains on NEX. The Corporation's shares will be eligible for reinstatement to Tier 2 "active issuer" status on the Exchange and resumption of trading upon completion of the Corporation's Reactivation Plan. The Plan involves the acquisition of Ontario gold Mining Properties, financing of the Work Program and the completion of the Reverse Takeover as fully described below.

As a result of the Corporation's inability to file its financial statements and accompanying forms within the prescribed time period, the Alberta Securities Commission ("ASC") issued a Cease Trade Order, effective June 20, 2003, against the Corporation whereby trading ceased in respect of the securities of the Company. Q-Gold will apply to the ASC for a revocation of the Cease Trade Order in conjunction with the completion of the Reverse Takeover as fully described below.

Also, as a result of the Corporation's inability to file its financial statement and accompanying forms within the prescribed time period, the British Columbia Securities Commission ("BCSC") issued, effective October 14, 2004, a Cease Trade Order stating that all trading in the securities of the Corporation cease until the Corporation files all requisite financial statements and Forms with the BCSC. This Corporation expects that the BCSC Cease Trade Order will be revoked in conjunction with the filing of all requisite documents before the end of 2004. However, the Corporation's shares will not resume trading until the ASC Cease Trade Order as described above is revoked.

As of the date of this filing, all current financial statement and requisite Forms as required by both the ASC and BCSC have been filed.

OVERALL PERFORMANCE IN 2003

RESTRUCTURING OF THE CORPORATION

Solana was incorporated in 1998 to acquire and develop petroleum exploration opportunities. As of the date of this filing, the Corporation does not have any petroleum assets on its Balance Sheet, having disposed of its remaining Colombian petroleum holdings in early 2003. Management believed that, given the difficult security situation in Colombia, combined with the rising price of gold, shareholder value could be better attained in the Canadian mining industry. It therefore decided in early 2003 to restructure the company and to focus its efforts and resources on building the Corporation into a profitable North American mining entity, with primary emphasis on advanced exploration and development of established gold-bearing properties.

ONTARIO GOLD MINING PROPERTY ACQUISITION

To that end, In April of 2003, Solana acquired an option to purchase gold mining properties and rights near the historic Gold Camp of Mine Centre, Ontario (the "Mineral Properties") in exchange for shares of the Corporation in a Related Party transaction. Two of the principal owners of the Mineral Properties, J. Bruce Carruthers II and John A. Bolen, are Directors of the Corporation. Subsequently, the Corporation commissioned Northwestern Development Services of Kenora, Ontario to prepare a Qualifying Engineering Report on the Properties in accordance with National Policy Instrument 43–101 ("NI 43-101"). This report was accepted by the Exchange in November, 2003.

PROPERTY DESCRIPTION

The Mineral Properties include 18,740 contiguous acres of gold mining leases and claims in the Rainy River District of the Kenora Mining Division. They contain the historic Foley and Golden Star Mines, where over 16,000 ounces of "officially recorded" gold were produced in the late 1890's. The Ontario Geologic Survey reports that 440,000 tons of gold ore "reserves" grading 0.5 ounces per ton of gold remain in the Foley Mine.

However, these "reserves", which were reportedly "blocked out" but never produced, do not comply with current NI 43-101 reserve definitions and are therefore subject to confirmation by future drilling activities by the Corporation before they can be carried in the Corporation's accounts. The Mine contains three shafts, one to the 850 foot level and over 3.5 kilometers of underground "drifts". It is currently filled with ground water.

The Mineral Properties contain a number of additional gold prospects, including "shear zones" and shallow geophysical (electromagnetic) anomalies, which are potential gold targets.

RESULTING REVERSE TAKE OVER ("RTO")

Upon application to the Exchange for approval of the acquisition of the Mineral Properties, the transaction was deemed to be an RTO, thereby requiring Solana to file an Information Circular in November 2003. This filing explained the acquisition, proposed a share consolidation at a ratio of nine old shares for one new share. It also proposed a name change to Q-Gold Resources Ltd. ("Q-Gold"). Solana shareholders approved all these items at the Annual General and Special Meeting on December 22, 2003. The Exchange tentatively approved the transaction, subject to certain compliance matters being fulfilled prior to the resumption of trading in the Corporation's shares on the Exchange. These compliance matters include the completion of a minimum $400,000 financing to fund working capital and the initial 12 month work program on the Mineral Properties.

FINANCIAL CONDITION

As a result of its divestiture of its entire interest in its Cayman Island subsidiary, Solana Petroleum Exploration (Colombia) Limited, which held the Corporation's Colombian petroleum assets, Solana recorded a non-recurring gain in 2003 of $767,160. This resulted in net income for the year of $621,983

($0.04 per share), versus a loss of $215,825 [($0.01) per share] for the year 2002. As additional compensation, the Corporation received back 3,063,155 of its common shares and 1,531,577 share purchase warrants from the divestiture. All of these shares and warrants were returned to the Treasury, resulting in 17,225,900 common shares being issued and outstanding at the end of 2003. Solana presently does not have any cash flow from operations and supports its activities from sales of common shares through private placements and loans from investors. During the fiscal year 2003, the Corporation arranged working capital loans from private investors in the amount of $129,411.

To take advantage of the favorable long-term outlook for gold prices and the increased availability of financing for gold mining projects, in July of 2004 the Corporation solicited several Canadian brokerages to provide a broker-assisted secondary equity financing to fund exploration operations on the Mineral Properties. One such firm has provided a draft Engagement Letter, which is under negotiation as of the date of this filing.

Until such equity funding is obtained and the RTO transaction is formally approved by the Exchange, the Corporation cannot perform major exploration activities on the Mineral Properties. Therefore, the outlook for both profit and cash flow for Solana during the year 2004 will be negative. Solana has not paid dividends in the past and will probably not pay any dividends for the foreseeable future.

The disposition of the Corporation's Colombian holdings resulted in assets being reduced to $175,913 at year-end 2003 from $2,212,155 at year-end 2002. However, Solana is able to meet its financial obligations as they arise through loans from Directors and private investors.

SELECTED ANNUAL INFORMATION

The following table shows data from Solana's three most recently completed financial years:

	2003	**2002**	**2001**
Total Revenues	$ 2,759	$ 1,290	$ 1,435
Income (Loss) before discontinued operations & extraordinary items	($ 368,458)	($ 259,125)	($ 189,567)
Per Share	($ 0.02)	($ 0.01)	($ 0.01)
Diluted per share	($ 0.02)	($ 0.01)	($ 0.01)
Net Income (Loss)	$ 621,983	($ 215,825)	($ 248,620)
Per share	$ 0.04	($ 0.01)	($ 0.01)
Diluted per share	$ 0.04	($ 0.01)	($ 0.01)
Total Assets	$ 175,913	$ 2,212,155	$ 42,238
Total long-term financial liabilities	$ 476,573	$ 641,711	$ 646,994
Cash dividends declared per common shares	N/A	N/A	N/A

The above financial data is expressed in Canadian Dollars and is derived from yearly audits performed in accordance with Canadian generally accepted auditing standards (GAAS) utilized by the Corporation's auditors.

The divestiture of Solana's petroleum assets, the acquisition of the Mineral Properties and the resulting restructuring of the Corporation and its transformation into a mining company has improved the outlook for the Corporation's financial success. However, Solana remains dependent on its ability to raise public equity funds to conduct exploration operations on the Mineral Properties. Although equity funding for mining stocks is currently at a high activity level, and the Corporation has received expressions of interest

from several brokerage houses, no assurance can be given that the Corporation will be successful in such equity funding efforts.

RESULTS OF OPERATIONS

Solana's activities in 2003 were principally devoted to the orderly disposition and sale of its Colombian petroleum holdings, the acquisition of the Mineral Properties, as well as the filing of an Information Circular covering the acquisition and the resulting RTO. The Corporation also raised $129,411 via loans obtained from private investors. While awaiting formal approval by the Exchange for the RTO, in order to meet the Crown's annual work commitments required to keep the leases in force, in 2003 Solana loaned the property vendor, Hexagon Gold (Ontario) Ltd. ("Hexagon Gold") $70,000 for such property maintenance. In the event the RTO is not approved by the Exchange for any reason, the loan will be due and payable by Hexagon Gold. Otherwise, as the Corporation assumes ownership of the Properties, the loan will be forgiven.

Until the RTO closes, the Corporation will not be conducting any substantial mining activities on the Mineral Properties, other than property maintenance. Therefore, no profit or cash flow is expected from mining operations during that period. Thereafter, the company will implement a minimum $200,000 Work Program under Phase I as recommended in the Qualifying Report for the properties submitted to the Exchange under NI 43-101. This program involves mapping, trenching, core drilling, sampling and assaying of prospective gold deposits to confirm potential resources/ reserves thought to exist on the Mineral Properties.

Depending on the results of Phase I, an additional exploration program in Phase II in the amount of $380,000 will be undertaken, which would involve more trenching, sampling and assaying and additional geophysical surveys. It will also entail a greatly expanded core drilling program in the vicinity of the past-producing Foley and Golden Star Mines.

During the above exploration phases, the outlook for gold prices appears to be attractive, as most forecasters, based on a negative long-term outlook for the U.S. Dollar, are predicting gold to remain above US$ 400 per ounce through 2005.

During the exploratory drilling phase, the Corporation does not anticipate any environmental problems other than routine permitting of drill holes and bulk sampling, etc. However, in the event the Corporation is successful in its exploration efforts, environmental concerns and permitting requirements in future phases may become more extensive with regard to mine openings, mine waste disposal, water quality studies, mill and tailings pond construction and actual mining and milling operations.

RISK FACTORS

A) **GENERAL:** Although its management has extensive previous mining experience, the Corporation itself has not had a history of mining operations or earnings from mining and its overall success will be affected by its future business and activities. The Corporation has not paid dividends in the past and the payment of dividends in future is uncertain.

B) **MINERAL EXPLORATION:** The nature of the Corporation's business is inherently highly speculative due to its involvement in the exploration for, and the development and production of, minerals. Although they contain many surface and underground mineral occurrences and numerous prospects for mineral deposits, at present, the Mineral Properties do not contain any known commercial bodies of ore. There is also no assurance that any commercial quantities of ore will be discovered on them by the Corporation at any time in the future.

C) **ADEQUATE CAPITAL:** There is no assurance that the Corporation will be able to obtain adequate funding to develop any potentially commercial ore deposits that it might encounter on the Mineral Properties as a result of its exploration activities.

SUMMARY OF QUARTERLY RESULTS

The following table shows financial results from Solana's eight most-recently completed quarters:

	2003				2002			
	4th Qtr.	**3rd Qtr.**	**2nd Qtr.**	**1st Qtr.**	**4th Qtr.**	**3rd Qtr.**	**2nd Qtr.**	**1st Qtr.**
Total Revenues	($ 15)	$ 2,774	-0-	-0-	$ 543	$ 751	-0-	-0-
Income (Loss) before discontinued operations & extraordinary items	(217,648)	(58,485)	(45,176)	(47,150)	(65,951)	(103,983)	(39,135)	(50,056)
Income (Loss) per Share	(0.01)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Income (Loss) per diluted share	(0.01)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Net Income (Loss)	(203,431)	(28,698)	55,172	798,939	(43,950)	(93,109)	(38,780)	(39,986)
Net Income (Loss) per Share	(0.01)	(0.00)	(0.00)	0.04	(0.00)	(0.00)	(0.00)	(0.00)
Net Income (Loss) per diluted share	(0.01)	(0.00)	(0.00)	0.04	(0.00)	(0.00)	(0.00)	(0.00)

The Corporation's divestiture of its Colombian petroleum assets, the acquisition of the Ontario mining properties and subsequent restructuring of the Corporation have provided an abnormal and erratic pattern to the above quarterly results, providing non-recurring gains in the 1st and 2nd Quarters of 2003. The remaining quarters resulted in losses. However, until commercial mining operations can be established, the Corporation does not expect to report any cash flow or profits from operations, as all of its exploration expenditures will be expensed until commerciality occurs.

SEASONALITY

As Mine Centre's southerly location permits year-round exploration and mining activities, seasonal factors do not generally apply to the Corporation's operations, except for occasional periods in winter of extreme cold and/or deep snow.

LIQUIDITY

During 2003, the Corporation was able to remain liquid and meet all its cash requirements from proceeds of petroleum asset sales and loans from directors and private investors. Working capital requirements in 2004 are estimated to be in the neighborhood of $175,000.

The Corporation will continue to rely on loans from private investors and sales of common shares through private placements to meet its cash requirements until the final approval of the RTO transaction by the Exchange. Thereupon, it is the Corporation's intention to seek public equity funding in a secondary offering of up to $1.4 million to fund Phase I and II of an advanced exploration work program, which will be submitted to the Exchange for approval. Annual working capital requirements at this stage are anticipated to rise to $ $400,000.

The Corporation will continue to seek public equity funding for its on-going cash needs during its future exploration phases on the Mineral Properties. Thereafter, if successful in the discovery of commercially producible mineral deposits (reserves), the Corporation will attempt to arrange public and/or private equity or debt financing to fund the development of a producing mine(s), after which production and sales of mineral commodities would provide the Corporation's cash requirements.

CAPITAL RESOURCES

A) Capital Expenditure Commitments

Until completion of the RTO and the raising of equity funding via a secondary common share offering, the principal capital expenditure requirements will be for exploration and property maintenance activities, as follows:

1. Annual Property Rental Payments (currently loaned to the Vendor, Hexagon Gold):
   - i. Cone Leases $ 15,000
   - ii. Cousineau Leases $ 25,000 (through 2005)
   - iii. TOTAL $ 40,000
2. Annual Crown Property Taxes $ 2,200
3. Annual Crown Work Requirements ($10/ acre) $ 187,400

TOTAL ANNUAL COMMITMENTS $ 229,600

B) Until closing of the RTO, these funding requirements will be met by sales of common shares via the $400,000 private placement and/ or loans from private investors. Thereafter, these commitments will be met by proceeds from a planned secondary offering and subsequent public financings until cash flow from mining operations can be established.

C) The $476,573 carried as "Long-term Debt" on the Corporation's Balance Sheet at December 31, 2003, results from a credit extended in 2000 to members of the "Solana California Gas Exploration Syndicate" (the "Syndicate") as a result of the Syndicate's decision not to drill a proposed exploratory well. At the end of 2003, Syndicate Members were canvassed as to whether they would extinguish the debt in return for shares of Q-Gold Resources Ltd. upon final approval of the RTO. During the 4th Quarter of 2004, all Syndicate members had executed Settlement and Release Agreements, thereby agreeing to extinguish all of the Corporation's long-term debt in return for the issuance of 255,000 new shares of Q-Gold. The Corporation is making application to the NEX Board of the Exchange to effect the Shares for Debt transaction, whereupon all of the Corporation's long-term debt will be eliminated.

OFF-BALANCE SHEET ARRANGEMENTS

The Corporation has no off-balance sheet arrangements at present and does not contemplate any in the future.

TRANSACTIONS WITH RELATED PARTIES

A) The acquisition of the Mining Properties via the issuance of common shares to Hexagon Gold and the resulting RTO (the "Transaction") under Exchange Rules constitutes a "non-arms length transaction", as Hexagon Gold is a private company based in Fort Frances, Ontario. It is beneficially owned by J. Bruce Carruthers II and John A. Bolen, two current directors of Solana.

B) The business purpose of the Transaction was to provide a quality North American gold mining project to Solana for acquisition and inclusion in its effort to achieve reactivated status as a "Tier 2 Issuer" on the Exchange.

C) The Transaction was valued at $1 million based on audited expenditures on the Properties over a three-year period as filed with the Exchange in the Information Circular. Hexagon Gold will receive 5 million common shares of Q-Gold at a deemed value of $0.20 per share, which will be subject to an escrow agreement. The escrowed shares owned by Hexagon Gold will be released as to 10% upon completion and approval of the RTO transaction by the Exchange, and 15% every six months thereafter. Hexagon Gold will also retain a production royalty equivalent to a two percent (2.0%) net smelter royalty (NSR) in perpetuity on all future sales of minerals produced from the Mineral Properties. No other fees or compensation are payable to Hexagon Gold by Solana in connection with the Transaction.

D) Under the terms of the acquisition, after the RTO closes, to retain its interest in the Mineral Properties, the Corporation is required to make the annual expenditures shown below. These expenditures cover Crown work commitments, property payments and property taxes, as well as additional work to advance their exploration status:

1) $200,000 within the first anniversary;
2) An additional $400,000 within the second anniversary;
3) An additional $600,000 within the third anniversary;
4) An additional $800,000 within the fourth anniversary;

In the event the Corporation fails to make such expenditures in any year, including a remedy period, a 50% participating interest in the Mineral Properties will revert to Hexagon Gold.

PROPOSED TRANSACTIONS

Other than the acquisition of the Mineral Properties described herein, the Corporation has no pending asset or business acquisition or disposition that would have any material effect on its financial condition or its operations.

CHANGES IN ACCOUNTING POLICIES

No changes in the Corporation's accounting policies occurred in 2003.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Corporation's financial instruments at December 31, 2003 are comprised of cash, deposits, accounts receivable, accounts payable, loans payable and accrued liabilities. The fair value of these financial instruments approximates their carrying value.

OTHER DISCLOSURES

A) Information on SEDAR: An Information Circular was filed by Solana with the Exchange on November 3rd 2003. The information circular, which was provided to the shareholders of the Corporation for the Annual General and Special Shareholders Meeting on December 22, 2003, described in detail the acquisition of the Mineral Properties, the resultant RTO and the proposed name change of the corporation to Q-Gold Resources Ltd. The Information Circular is available on SEDAR at www.SEDAR.com

B) Additional Disclosure under National Instrument 51-102

1. Venture Issuers Without Significant Revenue (CDN$):

	2003	2002
Expensed Exploration Costs associated with the Mine Centre, Ontario Mineral Properties	$ 99,492	Nil
Expensed Research & Development Costs	Nil	Nil
Deferred Development Costs	Nil	Nil
General & Administrative Costs	271,721	260,415
Other Material Costs	Nil	Nil

C) Outstanding Share Data for the Corporation at December 31, 2003:

Common (voting) Shares Issued & Outstanding	17,225,900
Common Shares Exercisable from Common Share Purchase Warrants Issued & Outstanding	Nil
Common Shares Exercisable from Stock Options in Force	150,000
Fully-Diluted Common Shares	17,375,900

82-4931

GLOBAL CORPORATE COMPLIANCE INC.

602, 304 Eighth Avenue S.W., Calgary, Alberta T2P 1C2
Ph: (403) 216-8450 Fax: (403) 216-8459
email: info@globalcci.com

December 6, 2004

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
TSX Venture Exchange

Dear Sirs:

Re: Solana Petroleum Corporation ("Corporation")

We confirm that the following materials were sent by pre-paid mail to the shareholders of the Corporation pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding shareholder communications on or about December 6, 2004.

1. Financial Statements for the year ended December 31, 2003
2. Interim Financial Statements for the 3 months ended March 31, 2004
3. Interim Financial Statements for the 6 months ended June 30, 2004
4. Interim Financial Statements for the 9 months ended September 30, 2004

We further confirm that copies of the Financial Statements for the year ended December 31, 2003 were sent on today's date by courier to ADP Investor Communications.

Yours truly,

GLOBAL CORPORATE COMPLIANCE INC.

"Brenda Davis"

Brenda Davis
Associate


SEC MAIL
RECEIVED
PROCESSING
JAN 19 2005
SECTION
213
WASH., D.C.

Q-GOLD RESOURCES LTD.

[Formerly Solana Petroleum Corp.]

ANNUAL INFORMATION FORM

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2003

DATED DECEMBER 20, 2004

TABLE OF CONTENTS

CORPORATE STRUCTURE

Name Change

Solana Petroleum Corp.'s ("Solana") name was changed to Q-Gold Resources Ltd. ("Q-Gold"), effective January 21, 2004, as approved by shareholders on December 22, 2003. The original corporate entity, Solana, was formed by certificate of incorporation issued pursuant to the provisions of the *Business Corporations Act of Alberta* on March 25, 1998. The articles of the Corporation were amended to remove the private company restrictions by certificate of amendment dated April 6, 1998. The Corporation has one wholly-owned subsidiary, Solana Petroleum Holdings Limited, which is a Cayman Islands exempted company.

In this document, any reference to "Solana", "Q-Gold", the "Company" or the "Corporation" shall mean either Solana Petroleum Corp., or its successor, Q-Gold Resources Ltd.

Inactive Issuer

On September 25, 2001, Solana was designated as an "Inactive Issuer" by the TSX Venture Exchange (the "Exchange"). This designation will be in effect until the Reverse Takeover described below is finally approved by the Exchange.

Head Office

The head office is at Bank of America Building, 121 E. Birch Ave., Suite 508, Flagstaff, Arizona 86001 USA and the registered and records office is located at 3rd Floor, 14505 Banister Road S.E., Calgary, Alberta T2X 3I3.

All dollar amounts referenced herein are in Canadian Dollars, unless otherwise stated.

GENERAL DEVELOPMENT OF THE BUSINESS

Solana was originally formed in 1998 to explore for and develop oil and gas reserves on a global basis with initial emphasis on petroleum exploration in South America. Shortly after incorporation, the Corporation acquired substantial interests in two large petroleum concessions in Colombia. From 1998 to 2000, Solana participated in three exploratory wells in the Llanos Basin of Colombia, only one of which was productive, but in sub-commercial quantities. In 1999, the Company organized a syndicate to explore for deep natural gas in California. The Syndicate obtained an option on a portion of a large structure being drilled by Berkley Petroleum Corp. ("Berkley"). The Syndicate relinquished its option when Berkley's well was declared dry and abandoned and no further activities were undertaken by the Syndicate.

In early 2000, the Company also participated in a deep gas well in Roane County, West Virginia which encountered natural gas, but in sub-commercial quantities and was subsequently abandoned. At the end of 2000, all of the Corporation's exploration costs to date were written off and exploration activities in Colombia, California and West Virginia were terminated.

Three-Year History: 2001 to 2003

In 2001, Solana renewed its exploration activities in Colombia and in mid-2002 acquired a 90% participating interest in the Guepajé Gas Field in Northwestern Colombia from Petrobras, the Brazilian State Oil Company. In view of the deteriorating security situation in Colombia, this interest, as well as all other corporate assets and liabilities in Colombia contained in the Corporation's subsidiary, Solana Petroleum Exploration (Colombia) Limited, were sold in January of 2003 to private offshore interests via sale of the subsidiary's shares. This sale is fully described in the Information Circular filed by Solana on November 3, 2003 (the "Information Circular") and audited financial statements for the period ending December 31, 2003, both of which are on file with SEDAR at www.sedar.com.

Significant Acquisitions

(a) **Corporate Restructuring**
Following the disposition of its Colombian petroleum assets, the Corporation decided to continue as a resource company but to place its emphasis on the acquisition of mining assets in North America. In view of the increasing price of gold, the Corporation decided to seek a Canadian mining property acquisition where gold production had occurred in the past and where good prospects existed for additional commercial deposits to be discovered.

(b) **Ontario Gold Property Acquisition**
In April of 2003, Solana obtained an option from Hexagon Gold (Ontario) Ltd. ("Hexagon Gold") to acquire two large blocks of Crown mining leases and claims near the historic gold camp of Mine Centre in Northwestern Ontario (the "Mining Claims"). Included in the Mining Claims is a large tract of 18,740 contiguous gold mining claims and leases containing both the historic Foley and Golden Star mines. These two mines produced a total of over 16,000 ounces of gold in the 1890s and 1930s. However the Mining Claims have encountered only sporadic exploration efforts since then, despite numerous gold occurrences within their boundaries from surface to below the 850 foot level. Until Hexagon Gold assembled this large acreage position beginning in 1997, a highly fragmented land position had prevented coherent exploration efforts on the Mining Claims.

In order to execute its option and acquire title to the Mining Claims, Solana agreed to issue Hexagon Gold common shares as set out below. The transaction was a Related Party (non-arm's length) transaction as Hexagon Gold is beneficially owned by J. Bruce Carruthers II and John A. Bolen, both Directors of Solana.

(c) **Acquisition of Rights to Foley Mine Complex**
In November of 2003, the Corporation exercised its option to acquire rights to 640 acres of Crown Mining Leases comprising the Foley Mine Complex near Mine Centre, Ontario by making a $2,500 cash payment and agreeing to issue 250,000 new Q-Gold shares to the property owners. It also granted the landowners a Net Smelter Return (NSR) of two percent (2.0%) on all metals production from the property. The transaction is subject to the approval of the Exchange. These option rights were included in the Acquisition of the Mining Claims from Hexagon Gold described in (b) above.

(d) **Resulting Reverse Take-Over Transaction**

In connection with the acquisition of the Mining Claims, which the Exchange deemed to be a Reverse Take-Over ("RTO"), the Corporation filed an Independent Qualifying Report (the "Qualifying Report") under National Instrument 43–101 ("NI 43–101"). It also mailed an Information Circular to all shareholders of the Corporation providing full disclosure of the proposed transaction. Solana received shareholder approval at its Annual and Special Meeting of the Shareholders on December 22, 2003, to consolidate its shares on a one new for nine old basis and to change the name of the Corporation to Q-Gold Resources Ltd. The shareholders also approved the RTO through the acquisition of the Mining Claims via the issuance of 5.0 million post-consolidated shares of Q-Gold at a deemed value of $0.20 per share for a total consideration of $1.0 million.

BUSINESS DESCRIPTION

General Business Description

(a) **Conversion to Mining**

After completing the disposition and sale of Solana's Colombian petroleum assets in January of 2003, the Corporation began the corporate restructuring described above. At this time, Solana's focus changed from petroleum exploration to precious and base metals exploration, with an emphasis on gold exploration and development. In order to meet the "Tier 2" eligibility requirements allowing the resumption of trading in the Corporation's shares on the Exchange, Solana was required to develop a Reactivation Plan. This plan included the acquisition of mining assets, development of a Work Program and obtaining the necessary financing for the Work Program.

In early 2003, the Corporation developed a long-range mining plan and initiated a search for suitable mining assets for acquisition. In April 2003, Solana obtained the option on the Mining Claims from Hexagon Gold. The Company then devoted the bulk of its remaining efforts in 2003 to Exchange compliance matters in connection with the acquisition, the resulting RTO and requisite regulatory and shareholder approvals.

(b) **Current Mining Activities**

The Corporation is now entirely focused on mining exploration and development. Its principal business strategy is to acquire promising gold exploration and development prospects in North America where gold has been identified and where past production would indicate the potential for future new discoveries.

The Corporation's primary objective is to fully explore its extensive Ontario holdings so as to discover and develop commercial gold production on the Mining Claims. However, until the acquisition of the Mining Claims and RTO are formally completed and approved by the Exchange, Hexagon Gold will conduct only limited exploration activities at Mine Centre. These activities include surveying and staking of new claims, grid line-cutting, geologic mapping, sampling and assaying. Under the Work Program set out in the Qualifying Report, a full program of stripping, trenching, mapping and sampling of the many gold-bearing quartz veins, which are present on the portions of the Mining Claims described below, will be carried out by the Corporation. It will also include diamond core drilling of the veins at depth for structural control and drilling of numerous

geophysical (electromagnetic) anomalies that are known to be present in the extensive shear zones on the properties which are potential additional gold targets.

The Corporation uses its own personnel to oversee most of its exploration operations. However, it employs contractors to provide specific areas of expertise, skills, and equipment which are not available to the Corporation. These include contract geophysical survey providers, diamond core drillers and mineral assay laboratories, etc. It's also uses consultants in specialized areas such as mineralogy, petrology, metallurgy, geophysics, etc., as required.

The Corporation's operational headquarters is in Fort Frances, Ontario. An adequate supply of experienced mining personnel and a large selection of heavy equipment for contract use in mining operations are available in the area.

Risk Factors

(a) Exploration Risk

Exploration of mineral properties, by its very nature, involves an element of risk. Depending on the geologic characteristics of the prospect, this risk can be quite considerable. Exploration investments on the Mining Claims therefore carry no guarantee of success and can result in the loss of such investments.

(b) Lack of Mining History

Two Directors of the Corporation both have degrees in geology and have a total of over 40 years of previous mining experience. However, the Corporation, having been a petroleum company, has no previous history of mining operations or successful precious metals discoveries on its own. Therefore, there can be no guarantee that the Corporation's mineral exploration efforts will lead to any commercially viable mining operations.

(c) Lack of Verifiable Historical Data

Although the Mining Claims contain numerous reported historical occurrences of gold and there exists a wealth of published reports that are thought to be reliable concerning exploration activities carried out on them since the 1890s, much of the data cannot be substantiated because of the passage of time. Assay results reported from samples taken over the years by various assay methods also cannot be confirmed. Samples and cores were either not preserved or cannot be located and therefore are not available for verification.

(d) Lack of Qualifying "Gold Reserves"

The Mining Claims contain two past producing gold mines, the Foley and the Golden Star. The Ontario Geologic Survey ("OGS") in its annual tabulation of gold reserves in the Kenora Mining District, reports that the Foley Mine contains 40,000 tons of "proven/probable reserves" grading 0.5 ounces of gold per ton ("OPT") and 400,000 tons of "speculative reserves" also grading 0.50 OPT. The OGS reports also reveal a weighted average 65,000 tons grading 0.208 OPT of gold at the Golden Star Mine.

These "reserves" and "resources" however cannot be claimed by the Corporation under the reserve definitions required by NI 43-101, which governs mineral projects. Thus, the establishment of "proven reserves" on the Mining Claims will require additional

exploration efforts through geophysical surveys, trenching, diamond core drilling, sampling and assaying. These exploration activities will involve a considerable element of risk prior to the establishment of any commercially producible "proven reserves" as defined by NI 43–101. Therefore, no assurance therefore can be given by the Corporation that any such proven reserves will ever be established.

Description of the Mining Claims

(a) General

The Mining Claims are described in detail in two reports filed by the Company with the Exchange as listed below, both of which are available on SEDAR at www.sedar.com:

1. "Information Circular for Solana Petroleum Corp.", dated November 3, 2003 (the "Information Circular").
2. "Report for Solana Petroleum Corp. on the Northwestern Ontario Gold and Base Metal Properties, Mine Centre Area, Rainy River District held by Hexagon Gold (Ontario) Ltd." Qualifying Report. This report, dated July 15, 2003 (as amended on December 8, 2004) was prepared for Solana by Northwest Mineral Development Services of Kenora, Ontario, in accordance with NI 43-101.

Therefore, only general descriptions about the nature of the Mining Claims will be included in this section with readers being referred to the Information Circular and the Qualifying Report on SEDAR for any detailed information.

(b) Area and Location

The Company has two major Mineral Projects near Mine Centre in Northwestern, Ontario; the "Mine Centre Gold Properties", which are the subject of the Qualifying Report referenced above, and the "Quetico North Tract". The latter acreage is currently not slated for any extensive exploration activities, but will be evaluated at a later date by Q-Gold. Both Mine Centre properties consist of mining rights in the form of Crown Mining Leases and mining claims. Most of the properties in both tracts are located in the Kenora Mining Division of Ontario. Approximately 15% of the total claims held by the Corporation are located in the Thunder Bay Mining Division.

(c) "The Mine Centre Gold Properties"

This tract is comprised of 469 contiguous 40-acre units totaling 18,740 acres of primarily gold exploration prospects, located approximately 5 kilometers to the south and extending to about 5 kilometers northeast of Mine Centre. They include the Foley and Golden Star Gold Mines, which produced a combined total of 16,025 "officially recorded" ounces of gold in the 1890's and 1930's. The Mine Centre Gold Properties are situated within a wedge-shaped area along a structurally deep-seated Archean sub-provincial boundary. Such deep-seated structures are known to be favourable for both precious and base metal deposits. They are divided into two distinct units based on their geologic characteristics:

1. ***The Bad Vermilion Group:*** As of the date of this filing, this group is comprised of 273 40-acre blocks, totaling 10,920 acres and is primarily prospective for gold. The group contains both the past producing Foley and Golden Star Mines, which are especially significant and are the areas of primary interest within the Mine Centre

Gold Properties. The gold occurs in a series of deep-seated fissure veins within a felsic tonalite intrusive, known locally as a Trondhjemite.

2. ***The Cousineau Group:*** This group includes 196 40-acre blocks totaling 7,820 acres of both gold and base metals exploration targets. The Cousineau Group, is underlain in part by a sequence of mafic, intermediate and felsic volcanic rocks including tuffs and chemical sediments that locally contain sulphide mineralization. Many of these rocks exhibit alteration and chemistry that is indicative of typical volcanogenic massive sulphide deposits elsewhere. Previous work on the property has identified a number of base metal showings and interesting geophysical anomalies. This very favourable geological environment has good potential to host additional base metal deposits. Several historical gold showing also occur within the Cousineau Group that will be examined using current geological models and exploration techniques in the Work Program recommended in the Qualifying Report.

(d) The Quetico North Tract

As of the date of this AIF, the Corporation also had additional rights to mining claims resulting from the Hexagon Gold acquisition. These claims consist of 238 40-acre units totaling 11,740 acres located about 10 kilometers to the northeast of Mine Centre. This tract consists principally of base metals exploration prospects and was not included in the Qualifying Report for the Mining Claims. The tract originally comprised 81,720 acres, which was optioned by Solana in April of 2003. Since then, the tract has been evaluated for its geologic merit and prospectivity against the cost of Crown work requirements to retain the acreage. After careful review, only the most prospective acreage (11,740 acres), where previous exploration results showed the greatest prospect for mineral discoveries, was retained for future exploration efforts by Q-Gold. The remaining claims were systematically relinquished to the Crown as their annual work commitment dates were incurred.

(e) Nature of Interest:

Upon the closing of the acquisition of the Mining Claims and the RTO, Q-Gold will obtain 100% interests in the Mine Centre Gold Properties and the Quetico North Tract, before allowance for royalties described below.

(f) Property Obligations:

1. ***Production Royalties:***
   - i. The Mine Centre Gold Properties:
     1. The Bad Vermilion Group of claims is burdened by a Net Smelter Return (NSR) of 2% to the former landowner.
     2. The Cousineau Tract is burdened by an NSR of 2 ½ % to the former landowner.
     3. In addition, Hexagon Gold retains an additional 2% NSR on all the Mining Claims.
   - ii. The Quetico North Tract:
     1. This Tract is burdened by a 2% NSR by Hexagon Gold
2. ***Work Obligations:*** Ontario Mining Regulations require that, after a one year grace period, annual work requirements of $10 per acre are required to maintain the mining claims. Where claims are contiguous, expenditures can be apportioned among claims to meet overall assessment requirements. The Corporation is seeking public equity financing to fund exploration in 2005, which will meet or exceed the total Work Assessments on the properties, enabling the land package to remain intact.

3. ***Property Taxes:*** Annual Mineral Property Taxes assessed to the Corporation are approximately $2,200.

(g) Other Encumbrances:

Other encumbrances to which the Mining Claims are subject, including property payments to former landowners are shown in Schedule A, Section 1 of the Information Circular.

(h) Environmental Liabilities:

There are a number of shafts, trenches and other mine workings and features on the Mining Claims that may pose environmental liabilities once the unpatented claims are brought to lease. At that time, a detailed survey of these potential liabilities will be undertaken by the Company and any required remedial actions will then be taken to insure safety and environmental compliance.

(i) Mineral Resource/ Mine Locations:

The principal mineral occurrences (gold), as well as the two former producing gold mines on the Properties, the Foley and Golden Star, are located on the Mine Centre Gold Properties within the Bad Vermilion Group of Claims.

(j) Permitting Requirements:

As the Corporation's activities are in the exploration stage, permitting requirements other than for drilling and bulk sampling are minimal. However, if development activities are undertaken on the properties, permitting in connection with environmental and safety issues will become more extensive.

(k) Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Mining Claims are located halfway between the towns of Fort Frances and Atikokan, Ontario at a distance of about 65 km from each. The town of Mine Centre is located on TransCanada Highway (Route 11) and full access to the Mining Claims, approximately 5 kilometers to the south, is permitted year-round through a series of well-defined logging roads. The Canadian National Railway parallels Route 11 between the two cities, with an existing rail siding/loading station at Mine Centre.

The climate is typical of Northwestern Ontario, ranging from daily mean temperatures of -16° C in January to +20° C in July. Year-round mining exploration operations are generally possible, with the exception of mapping and sampling in the months when snow covers the formations, or in occasional periods of extreme cold.

The Company holds sufficient surface rights in addition to its mineral rights to permit mining, milling, tailings pond storage and other required mining facilities. Water is readily available from adjoining lakes and a major electric power grid passes through Mine Centre, 5 kilometers to the north. The area has high unemployment and consequently has an abundance of skilled miners, equipment operators and available heavy equipment.

The topography of the area is typical of the Canadian Shield area, with features that rarely exceed 50 meters in elevation. Outcrops vary from 5 to 25% of the surface with much of the area covered by glacial till and Boreal Forest, the latter of which supports an active logging industry.

(l) History

The Mining Claims have had exploration activities carried out on them in intermittent stages beginning in the 1890s, by a number of companies and individuals. These activities are described in detail in both the Information Circular and Qualifying Report.

(m) Geological Setting:

1. ***Regional:*** The Mine Centre Gold Properties, containing the principal gold prospects, lie in a wedge-shaped block within the Archean (2.6-2.9 billion years old) Superior (Geologic) Province of the Canadian Shield. They straddle the boundary between two major geologic sub-Provinces, the Wabigoon to the north and the Quetico to the South. The Wabigoon is a volcanic granite-greenstone ("greenstone belt") sub-Province containing rocks similar those hosting some of the world's most prolific gold accumulations. The Quetico sub-Province is sedimentary-gneissic in character, making its prospects for gold deposits limited.
2. ***Local/ Property:*** The Mine Centre Gold Properties lie principally within a large granitic intrusive tonalite block, known locally as a Trondhjemite. Major regional faulting and resulting wrenching in the area has deformed portions of the Trondhjemite block into a series of large fissures, which are now filled with quartz veins. Over 100 of these veins have assayed for gold with widely varying grades, principally in the areas adjoining Bad Vermilion Lake. These veins, ranging from 1-4 meters in width at surface, have been encountered at the 850 foot level in the Foley Mine, where at least two of the principal veins widen to at least 26 feet. The area also contains several large cross-cutting faults and their attendant "shear zones", where surface gold occurrences have been encountered. These zones also contain shallow conductive geophysical "anomalies", indicative of metallic sulfide deposits within the faulted areas which could contain gold. The gold/quartz vein complex and the shear zones comprise the main exploration targets for gold on the Mine Centre Gold Properties.

The geologic nature of all the Mining Claims is described in extensive detail in Section 9 of the Qualifying Report.

(n) Exploration:

Q-Gold acquired the Mining Claims from Hexagon Gold in the RTO transaction described on page 2 of this AIF. As of the date of this filing, the transaction has not yet closed, pending Exchange approval. Therefore, Q-Gold has not yet conducted exploration operations on the Mining Claims under its own name. However, under a loan agreement with Solana, Hexagon Gold conducts limited property maintenance activities and additional staking, etc., in the interim until final approval is obtained. In the event the transaction is not approved by the Exchange, Hexagon Gold will be obligated to repay the loan to Solana. Principal exploration activity on the properties from 1997, the year they were acquired by Hexagon Gold, to present, is shown in Section 2 of Schedule "A" of the Information Circular ("Exploration by Hexagon").

Neither the Foley Mine nor the Golden Star Mine has been explored underground in recent years. Several companies have carried out surface work on individual deposits (the last in the 1980s), but they never had access to all of the higher priority properties. Q-Gold's acquisition of the current large claim group, which encompasses all of the past

producing mines as well as most other significant deposits, offers a unique opportunity to carry out a comprehensive gold exploration program such that was not before possible.

(o) Mineralization:

1. ***Bad Vermilion Group:*** On the Bad Vermilion Group, which contains the Foley and Golden Star Mines, gold is found in discrete quartz veins that range up to 4 meters in width at the surface. The principal known veins widen at depth. More than 100 gold-bearing veins are known to occur within the Mine Centre Gold Properties, largely within a large tonalite intrusive which is their primary host. Grades recorded by past producers were typically in excess of 0.5 OPT of gold, occurring largely as coarse, "free gold" in white quartz veins. Some veins also contain varying amounts of sulphide and other minerals including tellurides, sphalerite, chalcopyrite, pyrite, molybdenite and galena. The gold and sphalerite appear to have the best chance for significant mineral deposits on the Mine Centre Gold Properties.

   Sampling and assaying over the years indicates gold concentrations within some of the veins of the Bad Vermilion Group can average between 0.35 and 0.85 oz/ton gold, with some even higher-grade zones. This is demonstrated by many assay intersections from underground and surface sampling and the limited diamond drilling carried out in the early days.

2. ***Cousineau Tract:*** Most of the surface gold occurrences in the Cousineau Tract appear to be related to deformation (or shear) zones. These deformation zones, in addition to shearing, typically show strong alteration, consisting of chlorite, iron carbonate and silicification. The gold is usually present with occasional chalcopyrite. This tract is prospective for both gold and base metals, particularly zinc.

Detailed descriptions of the mineralization on all the Mining Claims are contained in Section 11 of the Qualifying Report.

(p) Drilling:

The Qualifying Report (Section 13) describes the core drilling activity carried out by Hexagon Gold on the Mining Claims since 1999.

(q) Sampling and Analysis/ Security of Samples

As of the date of this filing, the Corporation had not conducted any sampling and assaying on its own on the Mining Claims. However, since 1997, Hexagon Gold has performed sampling and assaying activities on the properties. Its sampling and assaying procedures are described in detail in Sections 14 and 15 of the Qualifying Report.

Upon completion of the RTO, as Operator for the properties, the Corporation will implement quality control measures and data verification procedures in accordance with standard mining industry methods for sampling and assaying. This will insure the validity of all results.

(r) Mineral Resource and Mineral Reserve Estimates

Except for historical estimates, no mineral resource or mineral reserves are included in the Company's asset accounts. These historical estimates do not meet the definitions for "resources" and "reserves" as developed by the Canadian Institute of Mining required by

NI 43-101. The Company, in its proposed exploration program, will attempt to confirm these historical estimates by further trenching, core drilling, sampling and assaying.

(s) **Exploration and Development:**

The Corporation's proposed initial exploration program on the Mine Centre Gold Properties focuses on the potential for larger ore bodies at depth on the Foley Mine and is detailed in the Qualifying Report and reproduced in the Information Circular.

The primary focus of the exploration program proposed in the Qualifying Report is the gold potential of the Foley Mine property. Phase I of the proposed program includes: line cutting, geophysics, and deep diamond drilling to investigate the nature of the Foley ore zones below the deepest (850 foot) level developed to date. Phase II includes some additional work on the Foley Mine (surface trenching and sampling, to identify extensions of existing mineralized veins and additional new mineralized veins, and dewatering and re-sampling of the underground workings). Phase II also proposes work on other parts of the Hexagon property, including the Golden Star Mine. A summary of this program is as follows:

EXPLORATION ACTIVITY	CDN$
Diamond Drilling (4,000' "HQ" Core @ $25/ foot)	$ 100,000
Geological Assistants (2 for 5 months + expenses)	30,000
Geophysical Surveys	21,000
Consulting Services	20,000
Metallic Fire Assaying (380 assays @ $45 each)	17,100
Linecutting (20 Miles @ $450/ mile)	9,000
Geologist	7,000
TOTAL WORK PROGRAM	**$ 204,100**

DIVIDENDS

As a mineral exploration entity that does not have developed mineral production, the Corporation does not have positive cash flow. Therefore, the Corporation has not paid any dividends in the past. Until commercial mineral production and cash flow is developed, the Corporation will not be paying dividends in the foreseeable future. Therefore, there is no assurance that existing shareholders or new investors buying the Corporation's shares will receive an adequate return on their investment.

DESCRIPTION OF CAPITAL STRUCTURE

The Corporation's authorized capital consists of an unlimited number of common shares ("Common Shares") and an unlimited number of first and second preferred shares ("Preferred Shares"). A total of 17,225,900 Common Shares and no Preferred Shares were issued and outstanding as of December 31, 2003 and as of the date of this filing.

The Common Shares of the Corporation entitle the holder to (i) exercise one vote per Common Share at all such meetings of the shareholders of the Corporation; (ii) receive dividends at the discretion of the board of directors of the Corporation; and (iii) subject to the rights of the holders of any first and second Preferred Shares, in the event of the liquidation, dissolution or winding up of the Corporation or other distribution of the assets of the Corporation among its shareholders

for without nominal or par value shall participate rateably in the distribution of the assets of the Corporation. All of the Common Shares issued and outstanding are fully paid and non-assessable.

The first and second Preferred Shares may each be issued in one or more series and the directors are authorized to fix, before issuance, the number of shares in and the designation, rights, privileges, restrictions and conditions attaching to the shares of each series.

The Corporation currently has no warrants outstanding. Prior to approval of the RTO, the Corporation has 150,000 stock options outstanding to Directors and Officers as follows:

Name of Optionee	Date of Grant	Number of Optioned Shares (prior to RTO)	Number of Optioned Shares (after RTO)	Exercise Price (prior to RTO)	Exercise Price (after RTO)	Expiry Date
John A. Bolen	September 22, 2000	100,000	11,111	$ 0.17	$ 1.53	September 22, 2005
Eric A. Gavin	September 22, 2000	50,000	5,555	$ 0.17	$ 1.53	September 22, 2005
TOTAL	------	**150,000**	**16,666**	**$ 0.17**	$ 1.53	-----

MARKET FOR SECURITIES

Trading Price and Volume

The Corporation's Common Shares are listed on the NEX Board of the Exchange under the symbol SOP.H. The Company's shares are currently suspended from trading until it completes a minimum financing of the proposed $400,000 Work Program contained in the Information Circular, receives formal approval of the RTO from the Exchange. It must also obtain a revocation of the Cease Trade Orders issued against trading in its stock from both the Alberta Securities Commission ("ASC") and the British Columbia Securities Commission ("BCSC"). These Cease Trade Orders are described in detail below.

The Company is also registered as a Foreign Private Issuer under 82-4931 of Rule 12g3-2(b) of the United States Securities and Exchange Act of 1934.

The Corporation's stock has not traded since June 5, 2003, after the ASC issued an Interim Cease Trade Order against the Corporation for failure to file its financial statements on time. The Corporation's stock last traded for $0.015 per share on June 5, 2003. However, at the date of the filing of this AIF, the Corporation's financial statement filings were current with all Regulatory Agencies.

Cease Trade Orders

(a) On June 28, 2003 the ASC issued a Cease Trade Order ("CTO") against the Corporation's common shares. The British Columbia Securities Commission ("BCSC") also issued the equivalent order against the Corporation on July 16, 2003. The CTO was issued as a result of the Corporation's failure to file its 2002 audited year and financial

statements and its first quarter 2003 financial statements within the timeframe designated under applicable securities legislation. On August 29, 2003 the Corporation filed its financial statements for the first quarter ending March 31, 2003 and for the second quarter ending June 30, 2003 with the relevant regulatory agencies. On September 5, 2003 the Corporation filed its audited financial statements for the year ended December 31, 2002. The BCSC revoked its CTO against the Corporation on September 9, 2003 and the ASC granted a partial revocation of the order on October 21, 2003. As of the date of this filing, the CTO issued by the ASC was still in effect.

(b) On October 14, 2004 the BCSC issued a CTO against the Corporation as a result of the Corporation's failure to file its 2003 audited year-end financial statements and its first and second quarter 2004 financial statements within the time frame designated under applicable securities legislation. On November 30, 2004 the Corporation filed its 2003 year-end audited financial statements and interim financial statements for the first quarter ending March 31, 2004, the second quarter ending June 30, 2004 and the third quarter ending September 30, 2004 with the appropriate regulatory agencies. As a result of these filings, on December 2, 2004, the BCSC revoked the CTO against the Corporation.

Prior Sales

The Corporation did not sell any of its securities during the twelve month period ending December 31, 2003 and, as of the date of this filing, has not sold any during the year 2004.

ESCROWED SECURITIES

The Corporation does not currently have any shares in escrow. However, upon completion of the RTO, the following table securities of the Corporation will be held in escrow:

Designation of Class	Number of Securities in Escrow as of the Date of this Filing	Number of Securities in Escrow after Completion of the RTO[1]	Number of Securities Outstanding after Completion of the RTO [1]	Percentage of Class in Escrow after Completion of the RTO [1]
Common Shares	Nil	5,097,389	6,913,989	73.73%

Note:
(1) After completion of the RTO and 9 for 1 consolidation of the Corporation's Common Shares. Does not include any common shares that may be issued pursuant to financings done concurrently with the RTO.

Hexagon Gold will enter into an escrow agreement (the "Escrow Agreement") with the Corporation and Computershare Trust Company of Canada (the Corporation's Transfer Agent and Registrar), whereby Hexagon Gold and other insiders of the Corporation will deposit 5,097,389 Common Shares (the "Escrow Shares") to be issued upon completion of the RTO and held in escrow with Computershare under the terms and conditions of the Escrow Agreement. The Escrow Agreement will provide that the Escrow Shares may not be traded, released, transferred, or dealt with in any manger without the consent of the Exchange. The Escrow Shares will be releasable as to 10% upon completion of the RTO and 15% every six months thereafter.

DIRECTORS AND OFFICERS

Name, Address, Occupation and Security Holdings

All Directors, as listed below, were elected by the shareholders of the Corporation at the most recent shareholder meeting (December 22, 2003). The Directors terms are all valid until the next shareholders' meeting, which is expected to occur in March 2005. The following table sets forth the names and municipalities of residence of directors and officers of the Corporation, their positions held, their tenure as directors and their principal occupations:

Name, Municipality of Residence and Date First Became a Director	Office(s) Held	Principal Occupation During Past Five Years	Securities Beneficially Owned or Controlled as at the date of the Annual Information Form	Securities Beneficially Owned or Controlled after Consolidation and RTO [1]
J. Bruce Carruthers II[2] Flagstaff, Arizona USA March 25, 1998	President, Chief Executive Officer and Director	Chairman, President and Chief Executive Officer of the Company since 2000. Chairman and President of Hexagon Resources, Inc., an international mining company and parent of Hexagon Gold, since 1990.	822,500 Common Shares	1,576,667 Common Shares
John A. Bolen Fort Frances, Ontario CANADA September 22,2000	Director	Vice President Exploration and General Manager of Hexagon Gold (Ontario) Ltd., holder of mining claims and leases in Mine Centre, Ontario since 1999.	Nil 100,000 Options	687,500 Common Shares 11,111 Options
William F. Mudon[2] Denver, Colorado USA September 17, 2003	Director	Attorney, landman and consultant for Williams Production RMT, an oil producing company, since September 2001 and to Western Gas Resources from February 1999 to April 2001	50,000 Common Shares	155,556 Common Shares
Wayne G. Young[2] Calgary, Alberta CANADA December 22, 2003	Director (Audit Committee Member)	Practicing Dentist in Calgary since October 1993. Director of Minean International, a CPC company listed on the Exchange from March 1998 to April 2003	Nil	50,000 Common Shares
Eugene Chen Calgary, Alberta CANADA December 22, 2003	Corporate Secretary and Director	Associate lawyer practicing corporate finance, securities and corporate/ commercial law with McLeod & Co., LLP Calgary since 1996. Director and Officer of various public and private companies	4,000	50,444 Common Shares
Eric A. Gavin Flagstaff, Arizona USA	Chief Financial Officer	Vice President Finance and Administration of the Corporation since January 5, 2001. Chief Financial Officer of the Corporation since August 28, 2003. Treasurer and Corporate Secretary of Solana Petroleum Holdings Limited since 1998.	230,000 Common Shares 50,000 Options	25,556 Common Shares 5,556 Options

Notes:

(1) After completion of the RTO and 9 for 1 consolidation of the Corporation's Common Shares. Does not include any common shares that may be issued pursuant to financings done concurrently with the RTO.

(2) Member of Audit Committee

Prior to approval of the RTO, the Corporation's directors and officers as a group beneficially own, directly or indirectly, or exercise control or direction over an aggregate 1,106,500 common shares, representing 6.42% of the issued and outstanding common shares of the Corporation.

After the RTO, the directors and officers as a group will beneficially own, directly or indirectly, or exercise control or direction over an aggregate 2,545,723 common shares, representing 36.82% of the issued and outstanding common shares of the Corporation.

Conflicts Of Interest

The Mining Claims optioned by the Corporation were obtained in a Related Party (non arm's-length) Transaction (the "Transaction") from Hexagon Gold, as fully described in the Information Circular. Hexagon Gold is a private company based in Fort Frances, Ontario and is beneficially owned by J. Bruce Carruthers II and John A. Bolen, two current directors of the Corporation. Until the RTO is finally approved by the Exchange, there are potential conflicts of interest to which the directors and senior officers of Hexagon Gold will be subject in connection with the operations of Hexagon Gold. These conflicts are not thought to have any significant effect on the Corporation or its shareholders' interests. Upon approval of the RTO and receipt of the Corporation's 5.0 million shares in exchange for title to the Mining Claims, interests of Hexagon Gold shareholders and the Corporation's shareholders will be coincident.

PROMOTERS

The Corporation has not engaged any person or company in the three most recently completed financial years to act as a promoter for the Corporation or any of its subsidiaries.

LEGAL PROCEEDINGS

There are no legal proceedings active or pending against the Corporation as of the date of this filing.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

In April 2003, Solana acquired an option from Hexagon Gold to acquire a 100% interest in the Mine Centre Gold Properties and the Quetico North Tract in exchange for 5.0 million common shares at $0.20 per share, all of which will be escrowed and released over a three-year period. The Transaction was non arm's-length as Hexagon Gold is beneficially controlled by two directors and an officer of the Corporation, J. Bruce Caruthers II and John A. Bolen. Section 8-17 of the Information Circular describes in detail the interests of Messrs. Caruthers and Bolen in the Corporation, at the completion of the RTO, after the resulting nine for one share consolidation. No fees or other compensation was paid to any party, including insiders of the company, in connection with the Transaction.

When the Transaction is completed, as fully described in the Information Circular, J. Bruce Carruthers II, Director, President and Chief Executive of the Corporation and John A. Bolen, Director of the Corporation, will each have received a greater than 5% interest in the Corporation's common shares as consideration received.

Messrs Carruthers' and Bolen's beneficial interests in the Corporation, both before and after the RTO and related one for nine share consolidation, is shown in the following table:

	Common Shares		**Beneficial Ownership (%)**	
	Before RTO	After RTO	Before RTO	After RTO
J. Bruce Carruthers II, Director	822,500	1,576,667	4.8%	16.6%
John A. Bolen, Director	Nil	687,500	Nil	7.2%
Total Common Shares	**822,500**	**2,264,167**	**4.8%**	**32.8%**
Total Common Shares Issued & Outstanding	*17,225,900*	*6,913,989*		

In addition, John A. Bolen has director's options on 100,000 common shares before the RTO and share consolidation, and options on 11,111 shares afterward. Mr. Carruthers has no director's options at present.

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada of 710, 530 – 8th Avenue Southwest, Calgary, Alberta T2P 3S8 is the Transfer Agent for the Corporation.

MATERIAL CONTRACTS

The Corporation entered into the following material contracts during the year ending December 31st 2003 the most recently completed financial year:

1. a share purchase agreement dated January 31st 2003 between Solana Petroleum Holdings Limited and S. Keith Hewitt (the "Divestiture Agreement").
2. an option agreement dated April 18th, 2003 between the Corporation and Hexagon Gold (the "Option Agreement"). See "Reverse Takeover Transaction".
3. also, on November 30th 2003, the Corporation exercised its option to acquire rights to 640 acres of Crown mining leases, including the Foley Gold Mine Complex, from private landowners.

INTERESTS OF EXPERTS

Names of Experts

Northwest Mineral Development Services of Kenora, Ontario prepared the Qualifying Report on the Mine Centre Gold Properties that was submitted to the Exchange. The Authors, "Qualified Persons", under NI 43-101, and credentials of those who contributed to the Qualifying Report are as follows:

(a) Richard C. Beard, BS Geological Engineering, MSc Geological Engineering
(b) Charles E. Blackburn, HBSc Geology, MSc Geology

Independent Auditors for the Corporation's financial statements during 2003 were:

(a) PriceWaterhouseCoopers LLP: January 1, 2003 through September 17, 2003
(b) DNTW Chartered Accountants LLP September 17 through December 31, 2003

Interests of Experts

Experts, Messrs. Beard and Blackburn have both certified in "Certificates of Author" statements contained in the Qualifying Report that they are independent of both Solana and Hexagon Gold after applying the tests in Section 1.5 of NI 43-101. Therefore, both have no beneficial interest whatsoever, either direct or indirect, in any securities of the Corporation or its associates or affiliates.

Independent Auditors, PriceWaterhouseCoopers LLP and DNTW Chartered Accountants LLP had no beneficial interests direct or indirect whatsoever in any securities of the Corporation or its associates or affiliates.

ADDITIONAL DISCLOSURE

As of September 30, 2004, the Corporation's Balance Sheet showed long-term debt of $456,215. This debt resulted from a credit extended in 2000 to members of the Solana California Gas Exploration Syndicate as the result of the Syndicate's decision not to drill a proposed gas well. In November of 2004 all remaining Syndicate members executed Settlement and Release Agreements, thereby agreeing to extinguish all of the Corporation's long-term debt in return for the issuance of 255,000 new shares of Q-Gold. The Corporation is making application to the NEX Board of the Exchange for approval to effect the Shares for Debt transaction, whereupon all of the Corporation's long-term debt will be eliminated.

ADDITIONAL INFORMATION

The Corporation will provide to any person or company, upon written request to the Corporate Secretary, and upon payment of a reasonable charge, if the request is made by a person or company who is not a security holder of the Corporation:

1. One copy of this Annual Information Form, and if specifically requested, one copy of any document or the pertinent pages of such documents incorporated by reference herein;

2. One copy of the Corporation's comparative financial statements for its most recently completed financial year for which financial statement have been filed, together with the accompanying report of the auditor, and one copy of the most recent interim financial statements of the Corporation that have been filed, if any, for any period after the end of its most recently completed financial year; and

3. One copy of the Information Circular of the Corporation in respect of its most recent annual meeting of shareholders that involved the election of directors.

Additional information, including Directors' and Officers' remuneration and indebtedness, principal holders of the Corporation's securities and interests of insiders in material transactions, if applicable, is contained in the Corporation's Information Circular for its Annual and Special Meeting of shareholders held in Calgary, Alberta on December 22, 2003. Additional financial information is provided in the Corporation's comparative audited consolidated financial statements for its most recently completed and reported financial year.

Copies of the foregoing materials are also available on SEDAR at www.sedar.com.

82-4931

RECEIVED
2005 FEB 18 P 12:07
OFFICE OF ... CORPORATE ...

Q-GOLD RESOURCES LTD.

[Formerly Solana Petroleum Corp.]

Consolidated Financial Statements

March 31, 2004

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a) if an auditor has not performed a review of the interim financial statements, they must accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Corporation have been prepared by management and approved by the Board of Directors of the Corporation.

The Corporation's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

Q-GOLD RESOURCES LTD.
[Formerly Solana Petroleum Corp.]

CONSOLIDATED BALANCE SHEETS
MARCH 31, 2004
(Unaudited - Prepared by Management)

	March 31 2004	December 31 2003
ASSETS		
Current assets		
Cash and term deposits	$ 621	$ 8,547
Accounts receivable (note 3)	7,550	4,698
Current portion of amounts receivable from directors and officers (note 3)	7,956	7,888
	16,127	21,133
Property Plant and Equipment (note 6)	1,219	1,318
Amounts receivable from directors and officers (note 3)	143,230	153,462
	$ 160,576	**$ 175,913**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 72,820	$ 93,118
Interest payable on Loans	9,307	3,470
Loans Payable (note 7)	162,772	129,411
Share subscriptions repayable (note 8)	29,650	29,650
	274,549	255,649
Funds for future California Syndicate AFE's (note 4 and 11)	483,247	476,573
Share capital (Issued 17,225,900 shares) (note 8)	5,051,051	5,051,051
Deficit	(5,648,270)	(5,607,360)
	(597,219)	(556,309)
	$ 160,576	**$ 175,913**

Approved by the Board of Directors:

"William F. Mudon" Director "J. Bruce Carruthers II" Director

Q-GOLD RESOURCES LTD.
[Formerly Solana Petroleum Corp.]

CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS
(Unaudited - Prepared by Management)

	Three Months Ended March 31	
	2004	**2003**
REVENUE		
Interest income	3,655	-
	3,655	-
EXPENSE		
Amortization	99	-
Compliance agency fees	2,048	2,110
Consultants	-	3,046
Hexagon Gold mining properties (note 5, 9 and 10)	15,284	-
Insurance	396	215
Interest	10,458	96
Legal fees	-	12,280
Management fees (note 10)	7,500	7,500
Miscellaneous Expenses	175	5,215
Office	11,677	9,314
Professional/ Geological Services	7,530	-
Promotion and investor relations	1,500	4,323
Taxes	28	824
Travel	804	2,226
	57,498	47,150
INCOME (LOSS) BEFORE FOREIGN EXCHANGE	(53,843)	(47,150)
FOREIGN EXCHANGE GAIN (LOSS)	12,933	84,734
GAIN ON SALE OF OIL AND NATURAL GAS PROPERTIES (NOTE 9)	-	761,355
NET INCOME FOR THE PERIOD	**(40,910)**	**798,939**
DEFICIT, BEGINNING OF PERIOD	(5,607,360)	(6,229,343)
DEFICIT, END OF PERIOD	$ (5,648,270)	$ (5,430,404)
NET INCOME (LOSS) PER SHARE	$ (0.00)	$ 0.04

Q-GOLD RESOURCES LTD.
[Formerly Solana Petroleum Corp.]

CONSOLIDATED STATEMENT OF CASH FLOW
(Unaudited - Prepared by Management)

	Three Months Ended March 31	
	2004	2003
Cash was provided by (used in)		
Operating activities		
Net Income (Loss) for the period	$ (40,910)	$ 798,939
Unrealized foreign exchange gain	12,609	
Changes in non-operating working capital items	(23,150)	(550,581)
	(51,451)	248,358
Investing activities		
Amounts receivable from directors and officers	10,164	-
Financing activities		
Promissory Notes Receivable	-	(15,567)
Funds received from sale of Cayman subsidiary	-	75,000
Proceeds from short term loans	33,361	-
Issue of share capital	-	(306,316)
Share issue costs	-	-
	33,361	(246,883)
Change in cash (Decrease)	(7,926)	1,475
Cash, beginning of period	8,547	17,816
Cash, end of period	$ 621	$ 19,290

1 GOING CONCERN

These consolidated financial statements have been prepared in accordance with Canadian general accepted accounting principles applicable to a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the company be unable to continue as a going concern and therefore realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements.

At March 31, 2004 the company had accumulated losses amounting to $5,648,270. The ability of the company to continue as a going concern is dependent upon additional equity financing to meet working capital requirements and the successful completion of its restructuring as more fully described in note 9.

2 SIGNIFICANT ACCOUNTING POLICIES

Incorporation

Solana Petroleum Corp. was incorporated under the Business Corporations Act (Alberta) on March 25, 1998. The private company restrictions were removed by Certificate of Amendment dated April 6, 1998.

Consolidation

These consolidated financial statements include the accounts of the company and its wholly owned Cayman Islands subsidiary, Solana Petroleum Holdings Limited and its wholly owned US subsidiaries, Solana California, Inc., Solana Eastern Gas, Inc. and Solana Energy Group Inc.

Property, plant and equipment

Property, plant and equipment are stated at cost and are amortized over their estimated useful lives using the declining balance method at an annual rate of 30%.

Mineral Properties

Exploration costs and mineral properties maintenance costs incurred to the date of establishing that a property has reserves, which have the potential of being economically recoverable, are charged against earnings. Further costs are deferred once economically recoverable reserves have been determined and, upon reaching commercial production, amortized over periods not exceeding the life of the producing mine and property.

Future income taxes

The company follows the liability method of accounting for the tax effect of temporary differences between the carrying amount in the financial statements of the company's assets and liabilities and their carrying amount for income tax purposes. Temporary differences arise when the realization of an asset or the settlement of a liability would give rise to either an increase or decrease in the company's income taxes payable for the year or later period. Future income tax liabilities or income tax recoveries are recorded at the income tax rates which are expected to apply when the future tax asset or liability is settled or realized. Valuation allowances are established when necessary to reduce future income tax assets to the amount expected to be realized.

Earnings per share

In 2001, the company retroactively adopted the Canadian Institute of Chartered Accountants earnings per share standard. The new standard relates to the computation, presentation and disclosure of per share amounts. Under the new standard, the treasury stock method is used instead of the imputed earnings method to determine the dilutive

effect of stock options and warrants. Effectively, only "in the money" stock options and warrants impact the diluted calculations. Adoption of the new standard has no effect on the resulting diluted earnings per share amounts for 2003 and 2002.

Basic earnings per share are calculated by dividing the weighted average number of the aggregate outstanding shares during the period into net earnings attributable to the shareholders. Weighted average number of shares outstanding for the three month period ended March 31, 2004 were 17,225,900 (2003 - 17,736,426). Diluted weighted average shares outstanding for the three month period ended March 31, 2004 were 17,225,900 (2003 – 17,736,426).

Stock options

The company does not record compensation expense in respect of stock options granted to its directors, officers and employees. The consideration paid by holders of the options upon exercise is credited to share capital.

Financial instruments

The company's financial instruments at March 31, 2004 and December 31, 2003 are comprised of cash, deposits, accounts receivable, accounts payable and accrued liabilities. The fair value of these financial instruments approximates their carrying values.

Measurement of uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

3 AMOUNTS RECEIVABLE FROM DIRECTORS AND OFFICERS

Amounts previously paid to directors and officers were determined to be in excess of amounts allowable as a result of the company's shares being designated as inactive for trading purposes on September 25, 2001. These amounts were considered repayable to the company. On March 1, 2003, the company received promissory notes from Hexagon Resources, Inc., of which Solana President and Chief Executive Officer J. Bruce Carruthers II is a director, officer and shareholder and Vice President Eric A. Gavin in the amount of $105,840 and $16,447 respectively. The promissory notes have an interest rate of 3% and are due March 1, 2008.

Unpaid promissory note 2003 interest and principal of $4,698 was paid to the company on September 8, 2004. Unpaid promissory note interest and principal of $9,500 for the period January to October 2004 was paid to the company on October 7 and 8, 2004.

As of March 31, 2004, new excess amounts of $32,794 were advanced to officers and a director and were cleared subsequent to March 31, 2004 with expense report submissions incurred on behalf of the company.

4 UNITED STATES OPERATIONS

On September 8, 1999, the company made a non-refundable option payment of US $100,000 to acquire a 100% working interest in the drilling of a "deep gas well" (the "Well") on a 40 acre tract of land, controlled by the optionor, in Kern County, California, USA. Subsequent thereto, the company formed the Solana California Gas

Exploration Syndicate through which 75% of the working interest was sold to various parties at varying amounts for total receipts of US $1,212,500, based upon the terms of a Syndication Proposal (the "Proposal"). In connection with the Proposal:

a) The company was holding "in trust" US $400,000 of such fees at December 31, 1999, which was to be refunded to the participants if the Syndicate determined not to proceed with drilling the Well. This amount included US $100,000 refundable to the company as a Syndicate member. The US $400,000 was refunded to the participants in April 2000 as the Syndicate elected not to proceed with drilling the well.

b) The remaining US $812,500 received in 1999 represents non-refundable Participation Fees. As a consequence of not drilling the well, 50% of the total participation fees were to be applied proportionately to each participant's account for other exploratory prospects in California, as agreed to be undertaken by the Syndicate. The balance of the fees were available for the company's own purposes. One member of the Syndicate has withdrawn ($48,465 – US$ 37,500). To date no other exploratory prospects in California have been identified. Consequently, the balance of $483,247 (US $368,750) remains as long-term unsecured accounts payable to the participants.

5 MINERAL PROPERTIES

On April 18, 2003, the company executed an Option Agreement with Hexagon Gold, in a related party transaction, to acquire all of Hexagon Gold's mining interests in Northwestern Ontario near Mine Centre, in the Kenora and Thunder Bay Mining Divisions (the "Mining Properties'), including both the historic Foley and Golden Star Mines.

Under the terms of the Hexagon Gold agreement, Solana will acquire the Mining Properties through the issuance of 5,000,000 common shares of Q-Gold Resources Ltd. to Hexagon Gold at a deemed price of $0.20 per share. The issuance of these shares was approved by shareholders of the corporation in December 2003. The acquisition of the Mining Properties and issuance of these shares subject to TSX Venture Exchange Inc. regulatory approval, and a successful concurrent private placement financing of $400,000.

6 PROPERTY, PLANT AND EQUIPMENT

			March 31 2004	Dec. 31 2003
	Cost $	Accumulated amortization $	Net $	Net $
Office equipment	626	490	136	147
Computer equipment	6,334	5,251	1,083	1,171
	6,960	**5,741**	**1,219**	**1,318**

7 LOANS PAYABLE

Loans payable to various individuals, interest at 12% per annum, various principal amounts. The Loans are payable between November 17 to November 28, 2004.

Subject to regulatory approval, at each lender's sole election, each loan can be converted into a private placement of common shares of Q-Gold Resources Ltd. ("Q-Gold"), on the following basis:

As soon as possible, upon the conclusion of the Transaction, each loan unit shall be either redeemed or converted into common shares of Q-Gold at $0.20 per share. Such share shall have one half purchase warrant attached. One whole warrant shall entitle the holder to purchase one additional Q-Gold share at $0.30 within twenty-four months.

8 SHARE CAPITAL

Authorized

Unlimited number of first preferred shares
Unlimited number of second preferred shares
Unlimited number of common shares

The first and second preferred shares may each be issued in one or more series and the directors are authorized to fix, before issuance, the number of shares in and the designation, rights, privileges, restrictions and conditions attaching to the shares of each series.

Issued and outstanding

	Number of Shares	Amount $
Balance as at December 31, 2003	17,225,900	5,051,051
Issued	-	-
Share issue costs	-	-
Balance as at March 31, 2004	**17,225,900**	**5,051,051**

As a result of two private placements during 2002, the company received $2,336,090. The private placements were not approved by the TSX Venture Exchange and the company agreed to refund the amounts received. The Company issued promissory notes payable on January 31, 2003 to the investors. The promissory notes have an interest rate of 6% and are due on demand. The purchasers of the Colombian oil and natural gas properties assumed $2,306,440 of these promissory notes on January 31, 2003 (see note 10). The Company currently owes the balance of funds (totaling $29,650) received in connection with these private placements to three individual investors.

Stock options

The company has established a stock option plan for the benefit of directors, officers and employees of the company. At March 31, 2004 150,000 (2003 - 571,340) options had been granted under the following terms:

Number of Shares	Option price $	Expiry date
150,000	0.17	September 22, 2005

None of the options can be exercised as a result of the company's shares being designated as inactive for trading purposes on September 25, 2001.

9 RESTRUCTURING TRANSACTIONS

Change of Name

As part of its restructuring, the Corporation changed its name on January 21, 2004 to **Q-Gold Resources Ltd.**

Divestiture of Colombian interests

As part of its restructuring, effective January 31, 2003, the company has divested its entire interest in its Cayman Island subsidiary Solana Petroleum Exploration (Colombia) Limited ("Solana Exploration") to a group of private offshore investors including two former directors, S. Keith Hewitt and Stephen Newton (the "Colombian Divestiture"). Solana Exploration held all of the company's petroleum assets outside North America including the company's rights to a pending acquisition of 90% of Petrobras' participating interest the Guepajé natural gas field in the Magdalena Basin of the Republic of Colombia. Under the terms of the agreement, the purchasers will make future cash payments totaling $225,000 to Solana, assume existing debt of the company in the amount of $2,612,755 associated with the pending Guepajé gas field purchase and assume all of Solana Exploration's other debts and obligations. In addition, 3,063,155 of the company's Common Shares and 1,531,577 share purchase warrants were returned to treasury for cancellation.

Option Agreement to acquire Ontario mining interests

On April 18, 2003, the company executed an Option Agreement with Hexagon Gold, in a related party transaction, to acquire all of Hexagon Gold's mining interests in over 274 square kilometers of leases, claims and options in Northwestern Ontario near Mine Centre, in the Kenora and Thunder Bay Mining Divisions (the "Mining Properties'), including both the historic Foley and Golden Star Mines.

On November 30, 2003, the corporation exercised its option to acquire rights to 640 acres of Crown Mining Leases comprising the Foley Mine Complex, by making a $2,500 cash payment, agreeing to issue 250,000 Q-Gold shares to the property owners and granting them a Net Smelter Return (NSR) of two percent (2.0%) on all metals production from the property. The transaction is subject to the approval of the TSX Venture Exchange. The Foley mine produced a total of 5,267 "officially recorded" ounces of gold in the 1890's and the 1930's.

Under the terms of the Hexagon Gold agreement, Solana 'will acquire the Mining Properties through the issuance of 5,000,000 post-consolidation common shares to Hexagon Gold at a deemed price of $0.20 per share. Based on the fair market value of Solana's current stock price of $0.03, the transaction is valued at $50,000. The issuance of these shares are subject to shareholder approval of the transaction and a consolidation of the company's common shares on a basis to be determined, but not to exceed 1 new share for 9 old shares. The shareholders approved this transaction at a shareholders' meeting held on December 23, 2003. Hexagon Gold is a private company based in Fort Frances, Ontario and beneficially owned by J. Bruce Carruthers II and John A. Bolen, two current directors of Solana. The acquisition of the Mining Properties and issuance of these shares subject to TSX Venture Exchange Inc. regulatory approval, approval of the shareholders of Solana Petroleum Corp. and a successful concurrent private placement financing of $400,000.

Divestiture of US Subsidiary

On September 12, 2003, the company sold all of the shares of its wholly owned subsidiary Solana Energy Group Inc. ("SEG") (incorporated under the laws of the State of Nevada) to Solana Petroleum Exploration (Colombia) Limited (incorporated under the laws of the Cayman Islands and now owned by a group of private offshore investors) for cash US$5,000. At the time of this transaction, SEG had no material assets or liabilities.

10 RELATED PARTY TRANSACTIONS

The company has entered into agreements whereby one officer was paid approximately $7,500 (2002 - $7,500) for consulting and management fees.

The company has loaned $70,000 to Hexagon Gold (Ontario) Ltd. ("Hexagon Gold") with an interest rate of 6% per annum. All accrued interest and principal is due and payable on or before May 15, 2005. The funds loaned to Hexagon Gold were for the purpose of maintaining the gold claims and leases (the Properties) and initiating and conducting exploration operations on the Properties in conjunction with the proposed reverse take over of Solana by Hexagon Gold. The $70,000 expenditure has been classified as mining properties expense as per the company's accounting policy. Upon final TSX Venture Exchange approval of the reverse take over and the emergence of Q-Gold Resources Ltd. as the listed survivor company, which will in turn own the properties, this promissory note will be forgiven as of the reverse take over date. If the reverse take over does not proceed, the promissory note will be due and payable as specified.

11 SUBSEQUENT EVENTS

The corporation announced on June 30, 2004 that it had reached an agreement with debt holders comprising the five remaining members of the Solana California Gas Exploration Syndicate to exchange US$ 368,750 in long term Solana debt for 255,000 shares of Q-Gold Resources Ltd., which when effected will extinguish all of the Corporation's long term debt. Subsequent to March 31, 2004, the Corporation had received all executed settlement and release documents from Syndicate participants. The Corporation will apply to the NEX (a new and separate board of the TSX Venture Exchange for inactive companies) before year-end for approval of the shares for debt transaction.

Q-GOLD RESOURCES LTD.
[Formerly Solana Petroleum Corp.]

MANAGEMENT'S DISCUSSION AND ANALYSIS (FORM 51-102F1)

Interim Report for the Three Months Ended March 31, 2004
(Dated November 29, 2004)

GENERAL
The following Management's Discussion and Analysis should be read in conjunction with the Unaudited Consolidated Financial Statements for the three months ended March 31, 2004 of Q-Gold Resources Ltd. ("Q-Gold" or the "Corporation") and the notes thereto. For the purposes of this Form 51-102 F1, "Annual Management Discussion and Analysis", the Corporation is also defined as a "Venture Issuer".

DESCRIPTION OF BUSINESS

Corporate Name Change

On January 21, 2004, the name of the Corporation was officially changed from Solana Petroleum Corp. ("Solana") to Q-Gold Resources Ltd. The name change, approved by shareholders at the Annual General and Special Meeting held in December of 2003, was required by the TSX Venture Exchange (the "Exchange") in connection with the corporate restructuring from a petroleum company to a gold mining company as described below.

Inactive Issuer

On September 25, 2001, Solana was designated as an "Inactive Issuer" by the Exchange. This designation will be in effect until the Reverse Takeover described below is finally approved by the Exchange.

Transfer to NEX Board

Effective August 18, 2003, the Corporation's shares were transferred to the NEX, a new and separate board of the Exchange. As a result, the Corporation is subject to restrictions on share issuance and certain types of payments as set out in NEX Policies as long as it remains on NEX. The Corporation's shares will be eligible for reinstatement to Tier 2 "active issuer" status on the Exchange and resumption of trading upon completion of the Corporation's Reactivation Plan. The Plan involves the acquisition of Ontario gold Mining Properties, financing of the Work Program and the completion of the Reverse Takeover and resulting corporate restructuring as described below.

Cease Trade Order

As a result of the Corporation's inability to file its financial statements and accompanying forms within the prescribed time period, the Alberta Securities Commission ("ASC") issued a Cease Trade Order, effective June 20, 2003, against the Corporation whereby trading ceased in respect of the securities of the Company. Q-Gold will apply to the ASC for a revocation of the Cease Trade Order in conjunction with the completion of the Reverse Takeover as fully described below.

Also, as a result of the Corporation's inability to file its financial statement and accompanying forms within the prescribed time period, the British Columbia Securities Commission ("BCSC") issued, effective October 14, 2004, a Cease Trade Order stating that all trading in the securities of the Corporation cease until the Corporation files all requisite financial statements and Forms with the BCSC. This Corporation expects that the BCSC Cease Trade Order will be revoked in conjunction with the filing of all requisite documents before the end of 2004. However, the Corporation's shares will not resume trading until the ASC Cease Trade Order as described above is revoked.

As of the date of this filing, all current financial statement and requisite Forms as required by both the ASC and BCSC have been filed.

Q-GOLD RESOURCES LTD.

[Formerly Solana Petroleum Corp.]

CORPORATE RESTRUCTURING

The Corporation disposed of all its remaining petroleum assets in the 1st Quarter of 2003. It then embarked upon a major restructuring to a mining company with emphasis on acquiring North American gold exploration and development properties. To that end, in April 2003, the Corporation acquired gold mining properties near the historic Gold Camp of Mine Centre, Ontario (the "Mineral Properties") in exchange for 5.0 million shares of Q-Gold to be issued to the property owners in a Related Party Transaction. Two of the principal owners of the Mineral Properties, J. Bruce Carruthers II and John A. Bolen, are directors of the Corporation. The Mineral Properties include 18,740 acres of gold claims that contain the Foley and Golden Star Mines. These mines produced a total of over 16,000 ounces of gold in the 1890's. The properties also contain a number of geophysical anomalies which are potential gold targets. A Qualifying Report under Policy NI 43-101 with regard to the Mineral Properties was filed with the Exchange in November of 2003.

RESULTING REVERSE TAKEOVER ("RTO")

As a result of the acquisition of the Mineral Properties through the issuance of Q-Gold shares, the Exchange deemed the transaction an RTO. The transaction, as well as a share consolidation on the basis of nine old for one new share, was also approved by the Shareholders of the Corporation in December 2003. The Exchange has tentatively approved the transaction, subject to the Corporation completing a minimum $400,000 financing of a Work Program on the Mineral Properties and accompanying working capital.

OPERATING RESULTS

Until the RTO is formally approved by the Exchange, other than property maintenance, operational activities on the Mineral Properties have been limited. Therefore, during the 1st Quarter of 2004, the Corporation's principal activities were reviewing available geological and geophysical data on the Mineral Properties in order to construct an Advanced Exploration program. In July of 2004, this program was presented to financing parties for a potential secondary equity financing in the latter part of 2004. As a result of the presentations, an Engagement Letter was received from one such brokerage in the 3rd Quarter of 2004 and is currently being negotiated with a view toward completing a secondary public equity offering early in 2005.

FINANCIAL CONDITION

During the 1st Quarter, Q-Gold reported (prior to extraordinary items) a loss of $53,843 ($0.00 per share) versus a loss of $47,149 ($0.00 per share) in the 1st Quarter of 2003. Net losses in the first Quarter of 2004 (after extraordinary items) were $40,910 ($0.00 per share) versus net income of $798,939 ($0.04 per share) in the same period of 2003.

Until the RTO is formally approved by the Exchange and additional equity funding is obtained, Q-Gold's outlook for both cash flow and profit will be negative.

Q-GOLD RESOURCES LTD.

[Formerly Solana Petroleum Corp.]

SUMMARY OF QUARTERLY RESULTS

The following table shows financial results from the eight most recently completed quarters:

	2004	2003				2002		
	1st Qtr.	4th Qtr.	3rd Qtr.	2nd Qtr.	1st Qtr.	4th Qtr.	3rd Qtr.	2nd Qtr.
Total Revenues	$ 3,655	($ 15)	$ 2,774	-0-	-0-	$ 543	$ 751	-0-
Income (Loss) before discontinued operations & extraordinary items	(53,843)	(217,648)	(58,485)	(45,176)	(47,150)	(65,951)	(103,983)	(39,135)
Income (Loss) per Share	(0.00)	(0.01)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Income (Loss) per diluted share	(0.00)	(0.01)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Net Income (Loss)	(40,910)	(203,431)	(28,698)	55,172	798,939	(43,950)	(93,109)	(38,780)
Net Income (Loss) per Share	(0.00)	(0.01)	(0.00)	(0.00)	0.04	(0.00)	(0.00)	(0.00)
Net Income (Loss) per diluted share	(0.00)	(0.01)	(0.00)	(0.00)	0.04	(0.00)	(0.00)	(0.00)

The positive Income and Net Income of $798,939 and $55,172 respectively in the 1st and 2nd Quarters of 2003 were non-recurring gains resulting from the disposition of the Corporation's Colombian petroleum assets. Otherwise, the Company reported quarterly loses in both Income and Net Income in the remaining quarters.

AGREEMENT TO EXTINGUISH LONG-TERM DEBT

At the end of the 1st Quarter, the Corporation's Balance Sheet showed Long-term Debt of $483,247. This debt resulted from a credit extended in 2000 to members of the Solana California Gas Exploration Syndicate as the result of the Syndicate's decision not to drill a proposed gas well. In November of 2004 all remaining Syndicate members executed Settlement and Release Agreements, thereby agreeing to extinguish all of the Corporation's long-term debt in return for the issuance of 255,000 new shares of Q-Gold. The Corporation is making application to the NEX Board of the Exchange to effect the Shares for Debt transaction, whereupon all of the Corporation's long-term debt will be eliminated.

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2004, the Corporation had a working capital deficit of $258,422. During the Quarter, loans totaling $33,361 were obtained from Directors and private investors.

The Corporation is currently able to meet its financial obligations as they arise through loans from Directors and private parties.

82-4931

Q-GOLD RESOURCES LTD.

[Formerly Solana Petroleum Corp.]

Consolidated Financial Statements

June 30, 2004

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a) if an auditor has not performed a review of the interim financial statements, they must accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Corporation have been prepared by management and approved by the Board of Directors of the Corporation.

The Corporation's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

Q-GOLD RESOURCES LTD.

[Formerly Solana Petroleum Corp.]

CONSOLIDATED BALANCE SHEETS

JUNE 30, 2004

(Unaudited - Prepared by Management)

	June 30 2004	December 31 2003
ASSETS		
Current assets		
Cash and term deposits	$ 5,347	$ 8,547
Accounts receivable (note 3)	10,400	4,698
Current portion of amounts receivable from directors and officers (note 3)	8,016	7,888
	23,763	21,133
Property Plant and Equipment (note 6)	1,128	1,318
Amounts receivable from directors and officers (note 3)	131,202	153,462
	$ 156,092	**$ 175,913**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 73,231	$ 93,118
Interest payable on Loans	14,694	3,470
Loans Payable (note 7)	207,772	129,411
Share subscriptions repayable (note 8)	29,650	29,650
	325,347	255,649
Funds for future California Syndicate AFE's (note 4)	491,839	476,573
Share capital (Issued 17,225,900 shares) (note 8)	5,051,051	5,051,051
Deficit	(5,712,145)	(5,607,360)
	(661,094)	(556,309)
	$ 156,092	**$ 175,913**

Approved by the Board of Directors:

"William F. Mudon" Director "J. Bruce Carruthers II" Director

Q-GOLD RESOURCES LTD.

[Formerly Solana Petroleum Corp.]

CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS

(Unaudited - Prepared by Management)

	Three Months Ended June 30		Six Months Ended June 30	
	2004	**2003**	**2004**	**2003**
REVENUE				
Interest income	$ 892	$ -	$ 4,547	$ -
	892	-	4,547	-
EXPENSE				
Accounting	$ -	$ 200	$ -	$ 200
Amortization	91	-	190	-
Compliance agency fees	1,802	8,298	3,850	10,408
Consultants	-	963	-	4,009
Hexagon Gold mining properties (note 5, 9 and 10)	13,595	-	28,879	-
Insurance	407	-	803	215
Interest	6,069	717	16,527	813
Legal fees	-	13,266	-	25,546
Management fees (note 10)	7,500	7,500	15,000	15,000
Miscellaneous Expenses	132	251	307	5,466
Office	14,208	11,228	25,885	20,542
Professional/ Geological Services	8,817	-	16,347	-
Promotion and investor relations	-	1,488	1,500	5,811
Taxes	135	-	163	824
Travel	687	1,265	1,491	3,491
	53,444	45,176	110,943	92,325
INCOME (LOSS) BEFORE FOREIGN EXCHANGE	(52,552)	(45,176)	(106,396)	(92,325)
FOREIGN EXCHANGE GAIN (LOSS)	(23,676)	100,348	(10,743)	185,082
GAIN ON SALE OF OIL AND NATURAL GAS PROPERTIES (NOTE 9)	-	-	-	761,355
NET INCOME FOR THE PERIOD	**(76,228)**	**55,172**	**(117,139)**	**854,112**
DEFICIT, BEGINNING OF PERIOD	(5,635,917)	(5,430,404)	(5,607,360)	(6,229,343)
DEFICIT, END OF PERIOD	$ (5,712,145)	$ (5,375,232)	$ (5,712,145)	$ (5,375,231)
NET INCOME (LOSS) PER SHARE	$ (0.00)	$ 0.00	$ (0.01)	$ 0.04

Q-GOLD RESOURCES LTD.
[Formerly Solana Petroleum Corp.]

CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited - Prepared by Management)

	Three Months Ended June 30		Six Months Ended June 30	
	2004	2003	2004	2003
Cash was provided by (used for)				
Operating activities				
Net Income (Loss) for the period	$ (76,228)	$ 55,174	$ (117,139)	$ 854,113
Items not requiring cash				
Unrealized foreign exchange gain	26,424	-	39,033	(94,289)
Gain on sale of oil and natural gas properties	-	-	-	(761,355)
	(49,804)	55,174	(78,106)	(1,531)
Changes in non-cash working capital items	(2,439)	(104,464)	(25,589)	(116,711)
	(52,243)	(49,290)	(103,695)	(118,242)
Investing activities				
Purchase of Mining Properties	-	(14,558)	-	(14,558)
Proceeds on sale of oil and natural gas properties	-	-	-	2,837,755
Amounts receivable from directors and officers	11,968	(5,497)	22,132	(10,070)
	11,968	(20,055)	22,132	2,813,127
Financing activities				
Promissory Notes Receivable	-	-	-	(225,000)
Funds received from sale of Cayman subsidiary	-	50,000	-	125,000
Proceeds from short term loans	45,000	-	78,361	-
Issue of share capital	-	-	-	(306,316)
Share subscriptions repayable	-	-	-	(2,306,440)
	45,000	50,000	78,361	(2,712,756)
Change in cash (Decrease)	4,726	(19,345)	(3,201)	(17,871)
Cash, beginning of period	621	19,290	8,547	17,816
Cash, end of period	$ 5,347	$ (55)	$ 5,347	$ (55)

Q-GOLD RESOURCES LTD.

[Formerly Solana Petroleum Corp.]

Notes to Consolidated Financial Statements

For the Six Months Ended June 30, 2004

(Unaudited – Prepared by Management)

1 GOING CONCERN

These consolidated financial statements have been prepared in accordance with Canadian general accepted accounting principles applicable to a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the company be unable to continue as a going concern and therefore realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements.

At June 30, 2004 the company had accumulated losses amounting to $5,712,145. The ability of the company to continue as a going concern is dependent upon additional equity financing to meet working capital requirements and the successful completion of its restructuring as more fully described in note 9.

2 SIGNIFICANT ACCOUNTING POLICIES

Incorporation

Solana Petroleum Corp. was incorporated under the Business Corporations Act (Alberta) on March 25, 1998. The private company restrictions were removed by Certificate of Amendment dated April 6, 1998.

Consolidation

These consolidated financial statements include the accounts of the company and its wholly owned Cayman Islands subsidiary, Solana Petroleum Holdings Limited and its wholly owned US subsidiaries, Solana California, Inc., Solana Eastern Gas, Inc. and Solana Energy Group Inc.

Property, plant and equipment

Property, plant and equipment are stated at cost and are amortized over their estimated useful lives using the declining balance method at an annual rate of 30%.

Mineral Properties

Exploration costs and mineral properties maintenance costs incurred to the date of establishing that a property has reserves, which have the potential of being economically recoverable, are charged against earnings. Further costs are deferred once economically recoverable reserves have been determined and, upon reaching commercial production, amortized over periods not exceeding the life of the producing mine and property.

Future income taxes

The company follows the liability method of accounting for the tax effect of temporary differences between the carrying amount in the financial statements of the company's assets and liabilities and their carrying amount for income tax purposes. Temporary differences arise when the realization of an asset or the settlement of a liability would give rise to either an increase or decrease in the company's income taxes payable for the year or later period. Future income tax liabilities or income tax recoveries are recorded at the income tax rates which are expected to apply when the future tax asset or liability is settled or realized. Valuation allowances are established when necessary to reduce future income tax assets to the amount expected to be realized.

Earnings per share

In 2001, the company retroactively adopted the Canadian Institute of Chartered Accountants earnings per share standard. The new standard relates to the computation, presentation and disclosure of per share amounts. Under the new standard, the treasury stock method is used instead of the imputed earnings method to determine the dilutive effect of stock options and warrants. Effectively, only "in the money" stock options and warrants impact the diluted calculations. Adoption of the new standard has no effect on the resulting diluted earnings per share amounts for 2003 and 2002.

Basic earnings per share are calculated by dividing the weighted average number of the aggregate outstanding shares during the period into net earnings attributable to the shareholders. Weighted average number of shares outstanding for the six month period ended June 30, 2004 were 17,225,900 (2003 - 17,736,426). Diluted weighted average shares outstanding for the six month period ended June 30, 2004 were 17,225,900 (2003 – 17,736,426).

Stock options

The company does not record compensation expense in respect of stock options granted to its directors, officers and employees. The consideration paid by holders of the options upon exercise is credited to share capital.

Financial instruments

The company's financial instruments at June 30, 2004 and December 31, 2003 are comprised of cash, deposits, accounts receivable, accounts payable and accrued liabilities. The fair value of these financial instruments approximates their carrying values.

Measurement of uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

3 AMOUNTS RECEIVABLE FROM DIRECTORS AND OFFICERS

Amounts previously paid to directors and officers were determined to be in excess of amounts allowable as a result of the company's shares being designated as inactive for trading purposes on September 25, 2001. These amounts were considered repayable to the company. On March 1, 2003, the company received promissory notes from Hexagon Resources, Inc., of which Solana President and Chief Executive Officer J. Bruce Carruthers II is a director, officer and shareholder and Vice President Eric A. Gavin in the amount of $105,840 and $16,447 respectively. The promissory notes have an interest rate of 3% and are due March 1, 2008.

Unpaid promissory note 2003 interest and principal of $4,698 was paid to the company on September 8, 2004. Unpaid promissory note interest and principal of $9,500 for the period January to October 2004 was paid to the company on October 7 and 8, 2004.

As of June 30, 2004, new excess amounts of $22,785 were advanced to officers and a director and were cleared subsequent to June 30, 2004 with expense report submissions incurred on behalf of the company.

4 UNITED STATES OPERATIONS

On September 8, 1999, the company made a non-refundable option payment of US $100,000 to acquire a 100% working interest in the drilling of a "deep gas well" (the "Well") on a 40 acre tract of land, controlled by the optionor, in Kern County, California, USA. Subsequent thereto, the company formed the Solana California Gas Exploration Syndicate through which 75% of the working interest was sold to various parties at varying amounts for total receipts of US $1,212,500, based upon the terms of a Syndication Proposal (the "Proposal"). In connection with the Proposal:

a) The company was holding "in trust" US $400,000 of such fees at December 31, 1999, which was to be refunded to the participants if the Syndicate determined not to proceed with drilling the Well. This amount included US $100,000 refundable to the company as a Syndicate member. The US $400,000 was refunded to the participants in April 2000 as the Syndicate elected not to proceed with drilling the well.

b) The remaining US $812,500 received in 1999 represents non-refundable Participation Fees. As a consequence of not drilling the well, 50% of the total participation fees were to be applied proportionately to each participant's account for other exploratory prospects in California, as agreed to be undertaken by the Syndicate. The balance of the fees was available for the company's own purposes. One member of the Syndicate has withdrawn ($48,465 – US$ 37,500). To date no other exploratory prospects in California have been identified. Consequently, the balance of $483,247 (US $368,750) remains as long-term unsecured accounts payable to the participants.

The corporation announced on June 30, 2004 that it had reached an agreement with debt holders comprising the five remaining members of the Solana California Gas Exploration Syndicate to exchange US$ 368,750 in long term Solana debt for 255,000 shares of Q-Gold Resources Ltd., which when effected will extinguish all of the Corporation's long term debt. Subsequent to June 30, 2004, the Corporation had received all executed settlement and release documents from Syndicate participants. The Corporation will apply to the NEX (a new and separate board of the TSX Venture Exchange for inactive companies) before year-end for approval of the shares for debt transaction.

5 MINERAL PROPERTIES

On April 18, 2003, the company executed an Option Agreement with Hexagon Gold, in a related party transaction, to acquire all of Hexagon Gold's mining interests in Northwestern Ontario near Mine Centre, in the Kenora and Thunder Bay Mining Divisions (the "Mining Properties'), including both the historic Foley and Golden Star Mines.

Under the terms of the Hexagon Gold agreement, Solana will acquire the Mining Properties through the issuance of 5,000,000 common shares of Q-Gold Resources Ltd. to Hexagon Gold at a deemed price of $0.20 per share. The issuance of these shares was approved by shareholders of the corporation in December 2003. The acquisition of the Mining Properties and issuance of these shares subject to TSX Venture Exchange Inc. regulatory approval, and a successful concurrent private placement financing of $400,000.

6 PROPERTY, PLANT AND EQUIPMENT

			June 30 2004	Dec. 31 2003
	Cost $	Accumulated amortization $	Net $	Net $
Office equipment	626	500	126	147
Computer equipment	6,334	5,332	1,002	1,171
	6,960	**5,832**	**1,128**	**1,318**

7 LOANS PAYABLE

Loans payable to various individuals, interest at 12% per annum, various principal amounts. The Loans are payable between November 17 to November 28, 2004.

Subject to regulatory approval, at each lender's sole election, each loan can be converted into a private placement of common shares of Q-Gold Resources Ltd. ("Q-Gold"), on the following basis:

As soon as possible, upon the conclusion of the Transaction, each loan unit shall be either redeemed or converted into common shares of Q-Gold at $0.20 per share. Such share shall have one half purchase warrant attached. One whole warrant shall entitle the holder to purchase one additional Q-Gold share at $0.30 within twenty-four months.

8 SHARE CAPITAL

Authorized

Unlimited number of first preferred shares
Unlimited number of second preferred shares
Unlimited number of common shares

The first and second preferred shares may each be issued in one or more series and the directors are authorized to fix, before issuance, the number of shares in and the designation, rights, privileges, restrictions and conditions attaching to the shares of each series.

Issued and outstanding

	Number of Shares	Amount $
Balance as at December 31, 2003	17,225,900	5,051,051
Issued	-	-
Share issue costs	-	-
Balance as at June 30, 2004	**17,225,900**	**5,051,051**

As a result of two private placements during 2002, the company received $2,336,090. The private placements were not approved by the TSX Venture Exchange and the company agreed to refund the amounts received. The Company issued promissory notes payable on January 31, 2003 to the investors. The promissory notes have an

interest rate of 6% and are due on demand. The purchasers of the Colombian oil and natural gas properties assumed $2,306,440 of these promissory notes on January 31, 2003 (see note 10). The Company currently owes the balance of funds (totaling $29,650) received in connection with these private placements to three individual investors.

Stock options

The company has established a stock option plan for the benefit of directors, officers and employees of the company. At June 30, 2004 150,000 (2003 - 571,340) options had been granted under the following terms:

Number of Shares	Option price $	Expiry date
150,000	0.17	September 22, 2005

None of the options can be exercised as a result of the company's shares being designated as inactive for trading purposes on September 25, 2001.

9 RESTRUCTURING TRANSACTIONS

Change of Name

As part of its restructuring, the Corporation changed its name on January 21, 2004 to **Q-Gold Resources Ltd.**

Divestiture of Colombian interests

As part of its restructuring, effective January 31, 2003, the company has divested its entire interest in its Cayman Island subsidiary Solana Petroleum Exploration (Colombia) Limited ("Solana Exploration") to a group of private offshore investors including two former directors, S. Keith Hewitt and Stephen Newton (the "Colombian Divestiture"). Solana Exploration held all of the company's petroleum assets outside North America including the company's rights to a pending acquisition of 90% of Petrobras' participating interest the Guepajé natural gas field in the Magdalena Basin of the Republic of Colombia. Under the terms of the agreement, the purchasers will make future cash payments totaling $225,000 to Solana, assume existing debt of the company in the amount of $2,612,755 associated with the pending Guepajé gas field purchase and assume all of Solana Exploration's other debts and obligations. In addition, 3,063,155 of the company's Common Shares and 1,531,577 share purchase warrants were returned to treasury for cancellation.

Option Agreement to acquire Ontario mining interests

On April 18, 2003, the company executed an Option Agreement with Hexagon Gold, in a related party transaction, to acquire all of Hexagon Gold's mining interests in over 274 square kilometers of leases, claims and options in Northwestern Ontario near Mine Centre, in the Kenora and Thunder Bay Mining Divisions (the "Mining Properties'), including both the historic Foley and Golden Star Mines.

On November 30, 2003, the corporation exercised its option to acquire rights to 640 acres of Crown Mining Leases comprising the Foley Mine Complex, by making a $2,500 cash payment, agreeing to issue 250,000 Q-Gold shares to the property owners and granting them a Net Smelter Return (NSR) of two percent (2.0%) on all metals production from the property. The transaction is subject to the approval of the TSX Venture Exchange. The Foley mine produced a total of 5,267 "officially recorded" ounces of gold in the 1890's and the 1930's.

Under the terms of the Hexagon Gold agreement, Solana 'will acquire the Mining Properties through the issuance of 5,000,000 post-consolidation common shares to Hexagon Gold at a deemed price of $0.20 per share. Based on the fair market value of Solana's current stock price of $0.03, the transaction is valued at $50,000. The issuance of these shares are subject to shareholder approval of the transaction and a consolidation of the company's common shares on a basis to be determined, but not to exceed 1 new share for 9 old shares. The shareholders approved this transaction at a shareholders' meeting held on December 23, 2003. Hexagon Gold is a private company based in Fort Frances, Ontario and beneficially owned by J. Bruce Carruthers II and John A. Bolen, two current directors of Solana. The acquisition of the Mining Properties and issuance of these shares subject to TSX Venture Exchange Inc. regulatory approval, approval of the shareholders of Solana Petroleum Corp. and a successful concurrent private placement financing of $400,000.

Divestiture of US Subsidiary

On September 12, 2003, the company sold all of the shares of its wholly owned subsidiary Solana Energy Group Inc. ("SEG") (incorporated under the laws of the State of Nevada) to Solana Petroleum Exploration (Colombia) Limited (incorporated under the laws of the Cayman Islands and now owned by a group of private offshore investors) for cash US$5,000. At the time of this transaction, SEG had no material assets or liabilities.

10 RELATED PARTY TRANSACTIONS

The company has entered into agreements whereby one officer was paid approximately $15,000 (2002 - $15,000) for consulting and management fees.

The company has loaned $70,000 to Hexagon Gold (Ontario) Ltd. ("Hexagon Gold") with an interest rate of 6% per annum. All accrued interest and principal is due and payable on or before May 15, 2005. The funds loaned to Hexagon Gold were for the purpose of maintaining the gold claims and leases (the Properties) and initiating and conducting exploration operations on the Properties in conjunction with the proposed reverse take over of Solana by Hexagon Gold. The $70,000 expenditure has been classified as mining properties expense as per the company's accounting policy. Upon final TSX Venture Exchange approval of the reverse take over and the emergence of Q-Gold Resources Ltd. as the listed survivor company, which will in turn own the properties, this promissory note will be forgiven as of the reverse take over date. If the reverse take over does not proceed, the promissory note will be due and payable as specified.

Q-GOLD RESOURCES LTD.
[Formerly Solana Petroleum Corp.]

MANAGEMENT'S DISCUSSION AND ANALYSIS (FORM 51-102F1)

Interim Report for the Six Months Ended June 30, 2004
(Dated November 29, 2004)

GENERAL

The following Management's Discussion and Analysis should be read in conjunction with the Unaudited Consolidated Financial Statements for the six months ended June 30, 2004 of Q-Gold Resources Ltd. ("Q-Gold" or the "Corporation") and the notes thereto. For the purposes of this Form 51-102 F1, "Annual Management Discussion and Analysis", the Corporation is also defined as a "Venture Issuer".

The Corporation's name was changed from Solana Petroleum Corp. on January 21, 2004 in connection with the Reverse Takeover described below.

DESCRIPTION OF BUSINESS

Q-Gold is a mining company engaged in the exploration for, and development of, mineral deposits. The Corporation's principal emphasis is now on the acquisition of North American gold properties which contain existing gold deposits that need further delineation, or possess past producing gold mines where further exploration activity may yield additional gold production potential.

Inactive Issuer

On September 25, 2001, Solana was designated as an "Inactive Issuer" by the TSX Venture Exchange (the "Exchange"). This designation will be in effect until the Reverse Takeover described below is finally approved by the Exchange.

Transfer to NEX Board

Effective August 18, 2003, the Corporation's shares were transferred to the NEX, a new and separate board of the Exchange. As a result, the Corporation is subject to restrictions on share issuance and certain types of payments as set out in NEX Policies as long as it remains on NEX. The Corporation's shares will be eligible for reinstatement to Tier 2 "active issuer" status on the Exchange and resumption of trading upon completion of the Corporation's Reactivation Plan. The Plan involves the acquisition of Ontario gold Mining Properties, financing of the Work Program and the completion of the Reverse Takeover and resulting corporate restructuring as described below.

Cease Trade Order

As a result of the Corporation's inability to file its financial statements and accompanying forms within the prescribed time period, the Alberta Securities Commission ("ASC") issued a Cease Trade Order, effective June 20, 2003, against the Corporation whereby trading ceased in respect of the securities of the Company. Q-Gold will apply to the ASC for a revocation of the Cease Trade Order in conjunction with the completion of the Reverse Takeover as fully described below.

Also, as a result of the Corporation's inability to file its financial statement and accompanying forms within the prescribed time period, the British Columbia Securities Commission ("BCSC") issued, effective October 14, 2004, a Cease Trade Order stating that all trading in the securities of the Corporation cease until the Corporation files all requisite financial statements and Forms with the BCSC. This Corporation

expects that the BCSC Cease Trade Order will be revoked in conjunction with the filing of all requisite documents before the end of 2004. However, the Corporation's shares will not resume trading until the ASC Cease Trade Order as described above is revoked.

As of the date of this filing, all current financial statement and requisite Forms as required by both the ASC and BCSC have been filed.

Principal Mining Properties

In April 2003, the Corporation obtained an option to acquire gold mining properties near the historic Gold Camp of Mine Centre, Ontario (the "Mineral Properties") in exchange for 5.0 million shares of Q-Gold to be issued to the property owners in a Related Party transaction. Two of the principal owners of the Mineral Properties, J. Bruce Carruthers II and John A. Bolen, are directors of the Corporation. The Mineral Properties include 18,740 acres of gold claims that contain the Foley and Golden Star Mines. These mines produced a total of over 16,000 ounces of gold in the 1890's. The properties also contain a number of geophysical anomalies which are potential gold targets. A Qualifying Report under Policy NI 43-101 with regard to the Mineral Properties was filed with the Exchange in November of 2003.

REVERSE TAKEOVER ("RTO")

As a result of the acquisition of the Mineral Properties through the issuance of Q-Gold shares, the Exchange deemed the transaction an RTO. The transaction, as well as a share consolidation on the basis of nine old for one new share, was also approved by the Shareholders of the Corporation in December 2003. The Exchange has tentatively approved the transaction, subject to the Corporation completing a minimum $400,000 financing of a Work Program on the Mineral Properties and accompanying working capital.

OPERATING RESULTS

Until the RTO is formally approved by the Exchange, other than property maintenance, operational activities on the Mineral Properties have been limited. Therefore, during the 2nd Quarter of 2004, the Corporation's principal activities were preparing an Advanced Exploration Program for the Mineral Properties and an attendant PowerPoint presentation. In July of 2004, this technical and financial presentation was be given to selected Canadian Brokerages who had expressed in possibly providing public equity funding to the Corporation in a secondary offering. An Engagement Letter was received from one such brokerage in the 3rd Quarter of 2004 and is currently being negotiated with a view toward completing a secondary public equity offering early in 2005.

FINANCIAL CONDITION

For the six month period ending June 30, 2004, Q-Gold reported (prior to extraordinary items) a loss of $106,396 ($0.00 per share) versus a loss of $92,324 ($0.00 per share) in the same period of 2003. Net losses for the six month period ending June 30, 2004 (after extraordinary items) were $117,139 ($0.00 per share) versus net income of $854,113 ($0.00 per share) in the same period of 2003.

Until the RTO is formally approved by the Exchange and additional equity funding is obtained, Q-Gold's outlook for both cash flow and profit will be negative.

Q-GOLD RESOURCES LTD.
[Formerly Solana Petroleum Corp.]

SUMMARY OF QUARTERLY RESULTS

The following table shows financial results from the Corporation's eight most recently completed quarters:

	2004		2003				2002	
	2nd Qtr.	1st Qtr.	4th Qtr.	3rd Qtr.	2nd Qtr.	1st Qtr.	4th Qtr.	3rd Qtr.
Total Revenues	$ 892	$ 3,655	($ 15)	$ 2,774	-0-	-0-	$ 543	$ 751
Income (Loss) before discontinued operations & extraordinary items	(52,552)	(53,843)	(217,648)	(58,485)	(45,176)	(47,150)	(65,951)	(103,983)
Income (Loss) per Share	(0.00)	(0.00)	(0.01)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Income (Loss) per diluted share	(0.00)	(0.00)	(0.01)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Net Income (Loss)	(76,228)	(40,910)	(203,431)	(28,698)	55,172	798,939	(43,950)	(93,109)
Net Income (Loss) per Share	(0.00)	(0.00)	(0.01)	(0.00)	(0.00)	0.04	(0.00)	(0.00)
Net Income (Loss) per diluted share	(0.00)	(0.00)	(0.01)	(0.00)	(0.00)	0.04	(0.00)	(0.00)

The positive Income and Net Income of $798,939 and $55,172 respectively in the 1st and 2nd Quarters of 2003 were non-recurring gains resulting from the disposition of the Corporation's Colombian petroleum assets. Otherwise, the Company reported quarterly loses in both Income and Net Income in the remaining quarters.

AGREEMENT TO EXTINGUISH LONG-TERM DEBT

At the end of the 2nd Quarter, the Corporation's Balance Sheet showed Long-term Debt of $491,839. This debt resulted from a credit extended in 2000 to members of the Solana California Gas Exploration Syndicate as the result of the Syndicate's decision not to drill a proposed gas well. During the 2nd Quarter all remaining Syndicate members agreed to extinguish the debt in return for a total of 255,000 new shares of Q-Gold. In early November of 2004, Q-Gold received executed Settlement and Release Agreements from all Syndicate members. The Corporation is making application to the NEX Board of the Exchange to effect the Shares for Debt transaction.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2004, the Corporation had a working capital deficit of $301,583. During the Quarter, loans totaling $45,000 were obtained from Directors and private investors.

The Corporation is currently able to meet its financial obligations as they arise through loans from Directors and private parties.

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, J. Bruce Carruthers II, President and Chief Executive Officer of Q-Gold Resources Ltd. [formerly Solana Petroleum Corp.], certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Q-Gold Resources, Ltd. [formerly Solana Petroleum Corp.], (the issuer) for the interim period ending June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 29, 2004



J. Bruce Carruthers II
President & Chief Executive Officer

82-4931

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Eric A. Gavin, Chief Financial Officer of Q-Gold Resources Ltd. [formerly Solana Petroleum Corp.], certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Q-Gold Resources, Ltd. [formerly Solana Petroleum Corp.], (the issuer) for the interim period ending June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 29, 2004



Eric A. Gavin
Chief Financial Officer

82-4931


SEC MAIL PROCESSING
RECEIVED
JAN 19 2005
WASH. D.C.
213
SECTION

Q-GOLD RESOURCES LTD.

[Formerly Solana Petroleum Corp.]

Consolidated Financial Statements

September 30, 2004

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a) if an auditor has not performed a review of the interim financial statements, they must accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Corporation have been prepared by management and approved by the Board of Directors of the Corporation.

The Corporation's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

Q-GOLD RESOURCES LTD.
[Formerly Solana Petroleum Corp.]

CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2004
(Unaudited - Prepared by Management)

	September 30 2004	December 31 2003
ASSETS		
Current assets		
Cash and term deposits	$ 8,539	$ 8,547
Accounts receivable (note 3)	8,550	4,698
Current portion of amounts receivable from directors and officers (note 3)	8,077	7,888
	25,166	21,133
Property Plant and Equipment (note 6)	1,043	1,318
Amounts receivable from directors and officers (note 3)	138,351	153,462
	$ 164,560	**$ 175,913**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 79,040	$ 93,118
Interest payable on Loans	20,677	3,470
Loans Payable (note 7)	265,537	129,411
Share subscriptions repayable (note 8)	29,650	29,650
	394,904	255,649
Funds for future California Syndicate AFE's (note 4)	465,215	476,573
Share capital (Issued 17,225,900 shares) (note 8)	5,051,051	5,051,051
Deficit	(5,746,610)	(5,607,360)
	(695,559)	(556,309)
	$ 164,560	**$ 175,913**

Approved by the Board of Directors:

"William F. Mudon" Director "J. Bruce Carruthers II" Director

Q-GOLD RESOURCES LTD.

[Formerly Solana Petroleum Corp.]

CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS

(Unaudited - Prepared by Management)

	Three Months Ended September 30		Nine Months Ended September 30	
	2004	**2003**	**2004**	**2003**
REVENUE				
Interest income	$ 875	$ 2,774	$ 5,422	$ 2,774
	875	2,774	5,422	2,774
EXPENSE				
Accounting	$ 14,074	$ 28,288	$ 14,074	$ 28,488
Amortization	85	-	275	-
Compliance agency fees	(881)	6,133	2,969	16,541
Consultants	-	750	-	4,759
Hexagon Gold mining properties (note 5, 9 and 10)	11,659	-	40,538	-
Insurance	392	-	1,195	215
Interest	9,637	1,376	26,164	2,189
Legal fees	-	3,385	-	28,931
Management fees (note 10)	7,500	7,500	22,500	22,500
Miscellaneous Expenses	73	419	380	5,885
Office	10,100	10,140	35,985	30,682
Professional/ Geological Services	4,615	-	20,962	-
Promotion and investor relations	309	-	1,809	5,811
Taxes	1,060	2,635	1,223	3,459
Travel	1,227	634	2,718	4,125
	59,848	61,259	170,791	153,584
INCOME (LOSS) BEFORE FOREIGN EXCHANGE	(58,973)	(58,485)	(165,369)	(150,810)
FOREIGN EXCHANGE GAIN (LOSS)	24,508	23,982	13,765	209,064
GAIN ON SALE OF OIL AND NATURAL GAS PROPERTIES (NOTE 9)	-	5,805	-	767,160
NET INCOME FOR THE PERIOD	**(34,465)**	**(28,698)**	**(151,604)**	**825,414**
DEFICIT, BEGINNING OF PERIOD	(5,712,145)	(5,375,230)	(5,607,360)	(6,229,343)
DEFICIT, END OF PERIOD	$ (5,746,610)	$ (5,403,928)	$ (5,746,610)	$ (5,403,928)
NET INCOME (LOSS) PER SHARE	$ (0.00)	$ (0.00)	$ (0.01)	$ 0.04

Q-GOLD RESOURCES LTD.
[Formerly Solana Petroleum Corp.]

CONSOLIDATED STATEMENT OF CASH FLOW
(Unaudited - Prepared by Management)

	Three Months Ended September 30		Nine Months Ended September 30	
	2004	2003	2004	2003
Cash was provided by (used for)				
Operating activities				
Net Income (Loss) for the period	$ (34,465)	$ (58,485)	$ (151,604)	$ 795,627
Items not requiring cash				
Unrealized foreign exchange gain	(20,557)	-	18,478	(94,289)
Gain on sale of oil and natural gas properties	-	-	-	(761,355)
	(55,022)	(58,485)	(133,126)	(60,016)
Changes in non-cash working capital items	7,659	(22,160)	(17,930)	(138,871)
	(47,364)	(80,645)	(151,057)	(198,887)
Investing activities				
Purchase of Mining Properties	-	(10,722)	-	(25,280)
Proceeds on sale of oil and natural gas properties	-	-	-	2,837,755
Amounts receivable from directors and officers	(7,210)	(812)	14,922	(10,882)
	(7,210)	(11,534)	14,922	2,801,593
Financing activities				
Promissory Notes Receivable	-	-	-	(225,000)
Funds received from sale of Cayman subsidiary	-	105,805	-	230,805
Proceeds from short term loans	57,765	-	136,126	-
Issue of share capital	-	-	-	(306,316)
Share subscriptions repayable	-	-	-	(2,306,440)
	57,765	105,805	136,126	(2,606,951)
Change in cash (Decrease)	3,192	13,625	(8)	(4,246)
Cash, beginning of period	5,347	(55)	8,547	17,816
Cash, end of period	$ 8,539	$ 13,570	$ 8,539	$ 13,570

1 GOING CONCERN

These consolidated financial statements have been prepared in accordance with Canadian general accepted accounting principles applicable to a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the company be unable to continue as a going concern and therefore realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements.

At September 30, 2004 the company had accumulated losses amounting to $5,746,610. The ability of the company to continue as a going concern is dependent upon additional equity financing to meet working capital requirements and the successful completion of its restructuring as more fully described in note 9.

2 SIGNIFICANT ACCOUNTING POLICIES

Incorporation

Solana Petroleum Corp. was incorporated under the Business Corporations Act (Alberta) on March 25, 1998. The private company restrictions were removed by Certificate of Amendment dated April 6, 1998.

Consolidation

These consolidated financial statements include the accounts of the company and its wholly owned Cayman Islands subsidiary, Solana Petroleum Holdings Limited and its wholly owned US subsidiaries, Solana California, Inc., Solana Eastern Gas, Inc. and Solana Energy Group Inc.

Property, plant and equipment

Property, plant and equipment are stated at cost and are amortized over their estimated useful lives using the declining balance method at an annual rate of 30%.

Mineral Properties

Exploration costs and mineral properties maintenance costs incurred to the date of establishing that a property has reserves, which have the potential of being economically recoverable, are charged against earnings. Further costs are deferred once economically recoverable reserves have been determined and, upon reaching commercial production, amortized over periods not exceeding the life of the producing mine and property.

Future income taxes

The company follows the liability method of accounting for the tax effect of temporary differences between the carrying amount in the financial statements of the company's assets and liabilities and their carrying amount for income tax purposes. Temporary differences arise when the realization of an asset or the settlement of a liability would give rise to either an increase or decrease in the company's income taxes payable for the year or later period. Future income tax liabilities or income tax recoveries are recorded at the income tax rates which are expected to apply when the future tax asset or liability is settled or realized. Valuation allowances are established when necessary to reduce future income tax assets to the amount expected to be realized.

Earnings per share

In 2001, the company retroactively adopted the Canadian Institute of Chartered Accountants earnings per share standard. The new standard relates to the computation, presentation and disclosure of per share amounts. Under the

new standard, the treasury stock method is used instead of the imputed earnings method to determine the dilutive effect of stock options and warrants. Effectively, only "in the money" stock options and warrants impact the diluted calculations. Adoption of the new standard has no effect on the resulting diluted earnings per share amounts for 2003 and 2002.

Basic earnings per share are calculated by dividing the weighted average number of the aggregate outstanding shares during the period into net earnings attributable to the shareholders. Weighted average number of shares outstanding for the nine month period ended September 30, 2004 were 17,225,900 (2003 - 17,736,426). Diluted weighted average shares outstanding for the nine month period ended September 30, 2004 were 17,225,900 (2003 – 17,736,426).

Stock options

The company does not record compensation expense in respect of stock options granted to its directors, officers and employees. The consideration paid by holders of the options upon exercise is credited to share capital.

Financial instruments

The company's financial instruments at September 30, 2004 and December 31, 2003 are comprised of cash, deposits, accounts receivable, accounts payable and accrued liabilities. The fair value of these financial instruments approximates their carrying values.

Measurement of uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

3 AMOUNTS RECEIVABLE FROM DIRECTORS AND OFFICERS

Amounts previously paid to directors and officers were determined to be in excess of amounts allowable as a result of the company's shares being designated as inactive for trading purposes on September 25, 2001. These amounts were considered repayable to the company. On March 1, 2003, the company received promissory notes from Hexagon Resources, Inc., of which Solana President and Chief Executive Officer J. Bruce Carruthers II is a director, officer and shareholder and Vice President Eric A. Gavin in the amount of $105,840 and $16,447 respectively. The promissory notes have an interest rate of 3% and are due March 1, 2008.

Unpaid promissory note 2003 interest and principal of $4,698 was paid to the company on September 8, 2004. Unpaid promissory note interest and principal of $9,500 for the period January to October 2004 was paid to the company on October 7 and 8, 2004.

As of September 30, 2004, new excess amounts of $31,970 were advanced to officers and a director and were cleared subsequent to September 30, 2004 with expense report submissions incurred on behalf of the company.

4 UNITED STATES OPERATIONS

On September 8, 1999, the company made a non-refundable option payment of US $100,000 to acquire a 100% working interest in the drilling of a "deep gas well" (the "Well") on a 40 acre tract of land, controlled by the optionor, in Kern County, California, USA. Subsequent thereto, the company formed the Solana California Gas Exploration Syndicate through which 75% of the working interest was sold to various parties at varying amounts for total receipts of US $1,212,500, based upon the terms of a Syndication Proposal (the "Proposal"). In connection with the Proposal:

a) The company was holding "in trust" US $400,000 of such fees at December 31, 1999, which was to be refunded to the participants if the Syndicate determined not to proceed with drilling the Well. This amount included US $100,000 refundable to the company as a Syndicate member. The US $400,000 was refunded to the participants in April 2000 as the Syndicate elected not to proceed with drilling the well.

b) The remaining US $812,500 received in 1999 represents non-refundable Participation Fees. As a consequence of not drilling the well, 50% of the total participation fees were to be applied proportionately to each participant's account for other exploratory prospects in California, as agreed to be undertaken by the Syndicate. The balance of the fees was available for the company's own purposes. One member of the Syndicate has withdrawn ($48,465 – US$ 37,500). To date no other exploratory prospects in California have been identified. Consequently, the balance of $483,247 (US $368,750) remains as long-term unsecured accounts payable to the participants.

The corporation announced on June 30, 2004 that it had reached an agreement with debt holders comprising the five remaining members of the Solana California Gas Exploration Syndicate to exchange US$ 368,750 in long term Solana debt for 255,000 shares of Q-Gold Resources Ltd., which when effected will extinguish all of the Corporation's long term debt. Subsequent to September 30, 2004, the Corporation had received all executed settlement and release documents from Syndicate participants. The Corporation will apply to the NEX (a new and separate board of the TSX Venture Exchange for inactive companies) before year-end for approval of the shares for debt transaction.

5 MINERAL PROPERTIES

On April 18, 2003, the company executed an Option Agreement with Hexagon Gold, in a related party transaction, to acquire all of Hexagon Gold's mining interests in Northwestern Ontario near Mine Centre, in the Kenora and Thunder Bay Mining Divisions (the "Mining Properties'), including both the historic Foley and Golden Star Mines.

Under the terms of the Hexagon Gold agreement, Solana will acquire the Mining Properties through the issuance of 5,000,000 common shares of Q-Gold Resources Ltd. to Hexagon Gold at a deemed price of $0.20 per share. The issuance of these shares was approved by shareholders of the corporation in December 2003. The acquisition of the Mining Properties and issuance of these shares subject to TSX Venture Exchange Inc. regulatory approval, and a successful concurrent private placement financing of $400,000.

6 PROPERTY, PLANT AND EQUIPMENT

	Cost	Accumulated amortization	Sept. 30 2004 Net	Dec. 31 2003 Net
	$	$	$	$
Office equipment	626	510	116	147
Computer equipment	6,334	5,407	927	1,171
	6,960	**5,917**	**1,043**	**1,318**

7 LOANS PAYABLE

Loans payable to various individuals, interest at 12% per annum, various principal amounts. Subsequent to September 30, 2004, the Corporation reached agreement with all lenders to extended the terms of the Loans, which are now payable on or before May 20, 2005.

Subject to regulatory approval, at each lender's sole election, each loan can be converted into a private placement of common shares of Q-Gold Resources Ltd. ("Q-Gold"), on the following basis:

As soon as possible, upon the conclusion of the Transaction, each loan unit shall be either redeemed or converted into common shares of Q-Gold at $0.20 per share. Such share shall have one half purchase warrant attached. One whole warrant shall entitle the holder to purchase one additional Q-Gold share at $0.30 within twenty-four months.

8 SHARE CAPITAL

Authorized

Unlimited number of first preferred shares
Unlimited number of second preferred shares
Unlimited number of common shares

The first and second preferred shares may each be issued in one or more series and the directors are authorized to fix, before issuance, the number of shares in and the designation, rights, privileges, restrictions and conditions attaching to the shares of each series.

Issued and outstanding

	Number of Shares	Amount $
Balance as at December 31, 2003	17,225,900	5,051,051
Issued	-	-
Share issue costs	-	-
Balance as at September 30, 2004	**17,225,900**	**5,051,051**

As a result of two private placements during 2002, the company received $2,336,090. The private placements were not approved by the TSX Venture Exchange and the company agreed to refund the amounts received. The

Company issued promissory notes payable on January 31, 2003 to the investors. The promissory notes have an interest rate of 6% and are due on demand. The purchasers of the Colombian oil and natural gas properties assumed $2,306,440 of these promissory notes on January 31, 2003 (see note 10). The Company currently owes the balance of funds (totaling $29,650) received in connection with these private placements to three individual investors.

Stock options

The company has established a stock option plan for the benefit of directors, officers and employees of the company. At September 30, 2004 150,000 (2003 – 150,000) options had been granted under the following terms:

Number of Shares	Option price $	Expiry date
150,000	0.17	September 22, 2005

None of the options can be exercised as a result of the company's shares being designated as inactive for trading purposes on September 25, 2001.

9 RESTRUCTURING TRANSACTIONS

Change of Name

As part of its restructuring, the Corporation changed its name on January 21, 2004 to **Q-Gold Resources Ltd.**

Divestiture of Colombian interests

As part of its restructuring, effective January 31, 2003, the company has divested its entire interest in its Cayman Island subsidiary Solana Petroleum Exploration (Colombia) Limited ("Solana Exploration") to a group of private offshore investors including two former directors, S. Keith Hewitt and Stephen Newton (the "Colombian Divestiture"). Solana Exploration held all of the company's petroleum assets outside North America including the company's rights to a pending acquisition of 90% of Petrobras' participating interest the Guepajé natural gas field in the Magdalena Basin of the Republic of Colombia. Under the terms of the agreement, the purchasers will make future cash payments totaling $225,000 to Solana, assume existing debt of the company in the amount of $2,612,755 associated with the pending Guepajé gas field purchase and assume all of Solana Exploration's other debts and obligations. In addition, 3,063,155 of the company's Common Shares and 1,531,577 share purchase warrants were returned to treasury for cancellation.

Option Agreement to acquire Ontario mining interests

On April 18, 2003, the company executed an Option Agreement with Hexagon Gold, in a related party transaction, to acquire all of Hexagon Gold's mining interests in over 274 square kilometers of leases, claims and options in Northwestern Ontario near Mine Centre, in the Kenora and Thunder Bay Mining Divisions (the "Mining Properties'), including both the historic Foley and Golden Star Mines.

On November 30, 2003, the corporation exercised its option to acquire rights to 640 acres of Crown Mining Leases comprising the Foley Mine Complex, by making a $2,500 cash payment, agreeing to issue 250,000 Q-Gold shares to the property owners and granting them a Net Smelter Return (NSR) of two percent (2.0%) on all metals production from the property. The transaction is subject to the approval of the TSX Venture Exchange. The Foley mine produced a total of 5,267 "officially recorded" ounces of gold in the 1890's and the 1930's.

Under the terms of the Hexagon Gold agreement, Solana 'will acquire the Mining Properties through the issuance of 5,000,000 post-consolidation common shares to Hexagon Gold at a deemed price of $0.20 per share. Based on the fair market value of Solana's current stock price of $0.03, the transaction is valued at $50,000. The issuance of these shares are subject to shareholder approval of the transaction and a consolidation of the company's common shares on a basis to be determined, but not to exceed 1 new share for 9 old shares. The shareholders approved this transaction at a shareholders' meeting held on December 23, 2003. Hexagon Gold is a private company based in Fort Frances, Ontario and beneficially owned by J. Bruce Carruthers II and John A. Bolen, two current directors of Solana. The acquisition of the Mining Properties and issuance of these shares subject to TSX Venture Exchange Inc. regulatory approval, approval of the shareholders of Solana Petroleum Corp. and a successful concurrent private placement financing of $400,000.

Divestiture of US Subsidiary

On September 12, 2003, the company sold all of the shares of its wholly owned subsidiary Solana Energy Group Inc. ("SEG") (incorporated under the laws of the State of Nevada) to Solana Petroleum Exploration (Colombia) Limited (incorporated under the laws of the Cayman Islands and now owned by a group of private offshore investors) for cash US$5,000. At the time of this transaction, SEG had no material assets or liabilities.

10 RELATED PARTY TRANSACTIONS

The company has entered into agreements whereby one officer was paid approximately $22,500 (2002 - $22,500) for consulting and management fees.

The company has loaned $70,000 to Hexagon Gold (Ontario) Ltd. ("Hexagon Gold") with an interest rate of 6% per annum. All accrued interest and principal is due and payable on or before May 15, 2005. The funds loaned to Hexagon Gold were for the purpose of maintaining the gold claims and leases (the Properties) and initiating and conducting exploration operations on the Properties in conjunction with the proposed reverse take over of Solana by Hexagon Gold. The $70,000 expenditure has been classified as mining properties expense as per the company's accounting policy. Upon final TSX Venture Exchange approval of the reverse take over and the emergence of Q-Gold Resources Ltd. as the listed survivor company, which will in turn own the properties, this promissory note will be forgiven as of the reverse take over date. If the reverse take over does not proceed, the promissory note will be due and payable as specified.

Q-GOLD RESOURCES LTD.
[Formerly Solana Petroleum Corp.]

MANAGEMENT'S DISCUSSION AND ANALYSIS (FORM 51-102F1)

Interim Report for the Nine Months Ended September 30, 2004 (Dated November 29, 2004)

GENERAL
The following Management's Discussion and Analysis should be read in conjunction with the Unaudited Consolidated Financial Statements for the nine months ended September 30, 2004 of Q-Gold Resources Ltd. ("Q-Gold" or the "Corporation") and the notes thereto. For the purposes of this Form 51-102 F1, "Annual Management Discussion and Analysis", the Corporation is also defined as a "Venture Issuer".

The Corporation's name was changed from Solana Petroleum Corp. on January 21, 2004 in connection with the Reverse Takeover described below.

DESCRIPTION OF BUSINESS

Q-Gold is a mining company engaged in the exploration for, and development of, mineral deposits. The Corporation's principal emphasis is now on the acquisition of North American gold properties which contain existing gold deposits that need further delineation, or possess past producing gold mines where further exploration activity may yield additional gold production potential.

Inactive Issuer

On September 25, 2001, Solana was designated as an "Inactive Issuer" by the TSX Venture Exchange (the "Exchange"). This designation will be in effect until the Reverse Takeover described below is finally approved by the Exchange.

Transfer to NEX Board

Effective August 18, 2003, the Corporation's shares were transferred to the NEX, a new and separate board of the Exchange. As a result, the Corporation is subject to restrictions on share issuance and certain types of payments as set out in NEX Policies as long as it remains on NEX. The Corporation's shares will be eligible for reinstatement to Tier 2 "active issuer" status on the Exchange and resumption of trading upon completion of the Corporation's Reactivation Plan. The Plan involves the acquisition of Ontario gold Mining Properties, financing of the Work Program and the completion of the Reverse Takeover and resulting corporate restructuring as described below.

Cease Trade Order

As a result of the Corporation's inability to file its financial statements and accompanying forms within the prescribed time period, the Alberta Securities Commission ("ASC") issued a Cease Trade Order, effective June 20, 2003, against the Corporation whereby trading ceased in respect of the securities of the Company. Q-Gold will apply to the ASC for a revocation of the Cease Trade Order in conjunction with the completion of the Reverse Takeover as fully described below.

Also, as a result of the Corporation's inability to file its financial statement and accompanying forms within the prescribed time period, the British Columbia Securities Commission ("BCSC") issued, effective October 14, 2004, a Cease Trade Order stating that all trading in the securities of the Corporation cease until the Corporation files all requisite financial statements and Forms with the BCSC. This Corporation expects that the BCSC Cease Trade Order will be revoked in conjunction with the filing of all requisite

documents before the end of 2004. However, the Corporation's shares will not resume trading until the ASC Cease Trade Order as described above is revoked.

As of the date of this filing, all current financial statement and requisite Forms as required by both the ASC and BCSC have been filed.

Principal Mining Properties

In April 2003, the Corporation obtained an option to acquire gold mining properties near the historic Gold Camp of Mine Centre, Ontario (the "Mineral Properties") in exchange for 5.0 million shares of Q-Gold to be issued to the property owners in a Related Party transaction. Two of the principal owners of the Mineral Properties, J. Bruce Carruthers II and John A. Bolen, are directors of the Corporation. The Mineral Properties include 18,740 acres of gold claims that contain the Foley and Golden Star Mines. These mines produced a total of over 16,000 ounces of gold in the 1890's. The properties also contain a number of geophysical anomalies which are potential gold targets. A Qualifying Report under Policy NI 43-101 with regard to the Mineral Properties was filed with the Exchange in November of 2003.

REVERSE TAKEOVER ("RTO")

As a result of the acquisition of the Mineral Properties through the issuance of Q-Gold shares, the Exchange deemed the transaction an RTO. The transaction, as well as a share consolidation on the basis of nine old for one new share, was also approved by the Shareholders of the Corporation in December 2003. The Exchange has tentatively approved the transaction, subject to the Corporation completing a minimum $400,000 financing of a Work Program on the Mineral Properties and accompanying working capital.

OPERATING RESULTS

Until the RTO is formally approved by the Exchange, other than property maintenance, operational activities on the Mineral Properties will be limited. Therefore, during the 3rd Quarter of 2004, the Corporation's principal activities were finalizing an Advanced Exploration Program for the Mineral Properties and an attendant PowerPoint presentation. This technical and financial presentation was given during the quarter to several Canadian Brokerages who had expressed an interest in possibly providing public equity funding to the Corporation in a secondary offering. As a result of the presentations, negotiations are continuing with a brokerage regarding a secondary public equity financing via a Short Form Offering Document. Such financing, if arranged, would hopefully be completed early in 2005.

FINANCIAL CONDITION

For the nine month period ending September 30, 2004, Q-Gold reported (prior to extraordinary items) a loss of $165,369 ($0.00 per share) versus a loss of $150,810 ($0.00 per share) in the same period of 2003. Net losses for the nine month period ending September 30, 2004 (after extraordinary items) were $151,604 ($0.00 per share) versus net income of $825,414 ($0.00 per share) in the same period of 2003.

Until the RTO is formally approved by the Exchange and additional equity funding is obtained, Q-Gold's outlook for both cash flow and profit will be negative.

Q-GOLD RESOURCES LTD.
[Formerly Solana Petroleum Corp.]

SUMMARY OF QUARTERLY RESULTS

The following table shows financial results from the Corporation's eight most recently completed quarters:

	2004			2003				2002
	3rd Qtr.	2nd Qtr.	1st Qtr.	4th Qtr.	3rd Qtr.	2nd Qtr.	1st Qtr.	4th Qtr.
Total Revenues	$ 875	$ 892	$ 3,655	($ 15)	$ 2,774	-0-	-0-	$ 543
Income (Loss) before discontinued operations & extraordinary items	(58,973)	(52,552)	(53,843)	(217,648)	(58,485)	(45,176)	(47,150)	(65,951)
Income (Loss) per Share	(0.00)	(0.00)	(0.00)	(0.01)	(0.00)	(0.00)	(0.00)	(0.00)
Income (Loss) per diluted share	(0.00)	(0.00)	(0.00)	(0.01)	(0.00)	(0.00)	(0.00)	(0.00)
Net Income (Loss)	(34,465)	(76,228)	(40,910)	(203,431)	(28,698)	55,172	798,939	(43,950)
Net Income (Loss) per Share	(0.00)	(0.00)	(0.00)	(0.01)	(0.00)	(0.00)	0.04	(0.00)
Net Income (Loss) per diluted share	(0.00)	(0.00)	(0.00)	(0.01)	(0.00)	(0.00)	0.04	(0.00)

The positive Income and Net Income of $798,939 and $55,172 respectively in the 1st and 2nd Quarters of 2003 were non-recurring gains resulting from the disposition of the Corporation's Colombian petroleum assets. Otherwise, the Company reported quarterly loses in both Income and Net Income in the remaining quarters.

AGREEMENT TO EXTINGUISH LONG-TERM DEBT

At the end of the 3rd Quarter, the Corporation's Balance Sheet showed Long-term Debt of $465,215. This debt resulted from a credit extended in 2000 to members of the Solana California Gas Exploration Syndicate as the result of the Syndicate's decision not to drill a proposed gas well. In November of 2004 all remaining Syndicate members executed Settlement and Release Agreements, thereby agreeing to extinguish all of the Corporation's long-term debt in return for the issuance of 255,000 new shares of Q-Gold. The Corporation is making application to the NEX Board of the Exchange to effect the Shares for Debt transaction, whereupon all of the Corporation's long-term debt will be eliminated.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2004, the Corporation had a working capital deficit of $369,738. During the Quarter, loans totaling $57,765 were obtained from Directors and private investors.

The Corporation is currently able to meet its financial obligations as they arise through loans from Directors and private parties.

82-4931

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, J. Bruce Carruthers II, President and Chief Executive Officer of Q-Gold Resources Ltd. [formerly Solana Petroleum Corp.], certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Q-Gold Resources, Ltd. [formerly Solana Petroleum Corp.], (the issuer) for the interim period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 29, 2004



J. Bruce Carruthers II
President & Chief Executive Officer

82-4931

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Eric A. Gavin, Chief Financial Officer of Q-Gold Resources Ltd. [formerly Solana Petroleum Corp.], certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Q-Gold Resources, Ltd. [formerly Solana Petroleum Corp.], (the issuer) for the interim period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 29, 2004



Eric A. Gavin
Chief Financial Officer

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, J. Bruce Carruthers II, President and Chief Executive Officer of Q-Gold Resources Ltd. [formerly Solana Petroleum Corp.], certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Q-Gold Resources, Ltd. [formerly Solana Petroleum Corp.], (the issuer) for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 29, 2004



J. Bruce Carruthers II
President & Chief Executive Officer

82-4931

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Eric A. Gavin, Chief Financial Officer of Q-Gold Resources Ltd. [formerly Solana Petroleum Corp.], certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Q-Gold Resources, Ltd. [formerly Solana Petroleum Corp.], (the issuer) for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 29, 2004



Eric A. Gavin
Chief Financial Officer